UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of May 30, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Technical Report - Briggs Mine Underground Project,
Inyo County, California, USA

Prepared for
Canyon Resources Corporation

Timothy J. Carew, P. Geo.
July 26, 2007
Edited May, 2008

Reserva International LLC
PO Box 19848
Reno, Nevada 89511
775-853-2227

Technical Report - Briggs Mine Underground Project, Inyo County, California, USA	Page ii

DISCLAIMER TO U.S. AND CANADIAN INVESTORS

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission (SEC) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

This report was prepared for Canyon Resources (Canyon) in July 2007 using terminology acceptable to the SEC. At the request of Canyon, the report was edited in May 2008 to terminology compatible with Canadian standards under NI 43-101. The primary change was “Mineralized Material” to “Mineral Resource”. Some minor grammatical changes were also made but the data and figures were not changed.

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2.0 Table of Contents

3.0 SUMMARY	1

4.0 INTRODUCTION	5

5.0 RELIANCE ON OTHER EXPERTS	7

6.0 PROPERTY DESCRIPTION AND LOCATION	8

6.0 Location	8
6.1 Land Area	8
6.2 Mining Claim Description	8
6.3 Agreements and Encumbrances	8
6.4 Environmental Liabilities	12
6.4.1 Current Approvals and Reclamation Requirements	12
6.4.2 Current Reclamation Bond Amount	14
All above bonds are held with United States Fidelity and Guaranty Company. 6.4.3Actual Versus Bond Amount Reclamation Costs	14
6.4.3 Actual Versus Bond Amount Reclamation Costs	15

7.0 ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY	16
7.0 Access	16
7.1 Climate	16
7.2 Local Resources and Infrastructure	16
7.3 Physiography	16

8.0 HISTORY	17
8.0 Property History	17
8.1 Exploration History	17
8.2 Mineral Resource and Reserve History	18
8.3 Production History	18

9.0 GEOLOGIC SETTING	20
9.0 Regional Geology	20
9.1 Local Geology	20
9.1.1 Stratigraphy	20
9.1.2 Structure	25

10.0 DEPOSIT TYPE	27

11.0 MINERALIZATION	28

12.0 EXPLORATION	29

13.0 DRILLING	30
13.0 Summary	30
13.1 Reverse Circulation Drilling and Logging	30
13.2 Core Drilling and Logging	31

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13.3 Twin Hole Comparison	31

14.0 SAMPLING METHOD AND APPROACH	32
14.0 Summary	32
14.1 Reverse Circulation Sampling	32
14.2 Core Sampling	32
14.3 Bulk Samples	33
14.4 Drill Data	33
14.5 Blasthole Drilling	34

15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY	35
15.0 Summary	35
15.1 Sample Security	35
15.2 Drill Sample Preparation and Analysis	35
15.2.1 ALS Chemex Quality Assurance Program	36
15.2.2 Analytical Quality Control-Blanks, Reference Materials and Duplicates	37

16.0 DATA VERIFICATION AND QA/QC PROGRAMS	40

17.0 ADJACENT PROPERTIES	45

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING	47

19.0 MINERAL RESOURCE ESTIMATE	49
19.0 Definitions	49
19.1 Drillhole Database	49
19.2 Sample Assay Statistics	50
19.2.1 Analysis of All Gold Samples	50
19.2.2 Analysis of Mined Versus Unmined Samples	51
19.2.3 Analysis by Rock Type	52
19.3 Geologic (Rock) Modeling	55
19.4 Density	57
19.5 Composite Statistics	57
19.6 Composite Statistics of Mineralized Zones	57
19.7 Outliers and De-clustering	61
19.8 Blasthole Data	61
19.9 Topographic and Interface Models	62
19.10 Variogram Analysis	62
19.11 Grade Modeling Methodology	64
19.11.1Mineral Resource Modeling Strategy	64
19.11.2Geologic Modeling	65
19.11.3Modeling Parameters	65
19.12 Mineral Resource Summary	66
19.13 Model Validation	66
19.13.1Visual Comparison	66
19.13.2Global Statistical Comparison	66
19.13.3Local Comparison of Block and De-clustered Sample Grades	67
19.14 Geological Design Parameters	70

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20.0 OTHER RELEVANT DATA AND INFORMATION	72
20.0 Mining	72
20.1 Ore Control	72
20.2 Processing	72
20.3 Reclamation	73
20.4 Reconciliation of June 2006 Model with July 2007 Model	74

21.0 INTERPRETATION AND CONCLUSIONS	76

22.0 RECOMMENDATIONS	77

23.0 REFERENCES	78

24.0 DATE AND SIGNATURE PAGES	79

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	81

26.0 APPENDIX A – LIST OF CLAIMS	82

27.0 APPENDIX B – ILLUSTRATIONS (PLANS AND CROSS SECTIONS)	86

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List of Tables

Table 3-1: Summary of Briggs Mine Production	2
Table 3-2: Briggs Reconciliation Data – From December Monthly Engineering Reports	3
Table 3-3: Mineral Resource Summary for Goldtooth High and Low Grade Zones	4
Table 3-4: Conflicted Mineral Resource	5
Table 4-1: Units of Measure and Conversion Factors	6
Table 6-1: Permits and Approvals Associated with Briggs Mine	9
Table 6-2: Permits and Approvals for Cecil-R and Jackson Exploration Areas	14
Table 6-3: Reclamation Expenditure Summary	15
Table 8-1: Exploration History of the Briggs Mine	17
Table 8-2: Canyon Production History at the Briggs Mine	18
Table 9-1: Stratigraphic Section on Briggs Property	25
Table 12-1: Exploration Programs at the Briggs Project (modified from WSE, 1994)	29
Table 13-1: Twinned Drillhole Comparison (0.01 opt Cutoff Grade)	31
Table 17-1: Statistics of Sample Au Values at Cecil-R Prospect	45
Table 17-2: Statistics of Sample Au Values at Jackson Prospect	45
Table 18-1: Historic Metallurgical Reconciliation	47
Table 19-1: Drillholes in Briggs Database at July 2007	49
Table 19-2: Comparison of All Samples Versus Unmined Samples	51-52
Table 19-3: Statistics of Samples by Rock Type	53
Table 19-4: Model Rock Codes and Densities	55
Table 19-5: Statistics of Blasthole Data	61
Table 19-6: Summary of Variogram Parameters	62
Table 19-7: Summary of Modeling Parameters	65
Table 19-8: Mineral Resource Summary for Goldtooth High and Low Grade Zones	66
Table 19-9: Comparison of Global Means - Block Grades Versus Samples	67
Table 20-1: Estimate of Remaining Resource in the Briggs Deposit - June 2006	74
Table 20-2: Conflicted Mineral Resource	75
Table 20-3: Estimate of Remaining Mineral Resource	75

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List of Figures

Figure 6-1: Location Map of the Briggs Mine	9
Figure 6-2: Briggs Claim Map	10
Figure 6-3: Site Map	11
Figure 9-1: Regional Geology Map and Stratigraphic Column	21
Figure 9-2: Property Geology Map	22
Figure 9-3: Cross Section – 7900 North	23
Figure 9-4: Cross Section – 11,300 North	24
Figure 14-1: Grade Distribution 2005-07 RC Drillholes	33
Figure 15-1: Crushing Specification Curve	36
Figure 15-2: Typical Sample Preparation Control Chart	37
Figure 15-3: Quality Control Inserts Specifications	37
Figure 15-4: QAQC Precision Specifications	38
Figure 15-5: QAQC Evaluation of Trends	38
Figure 15-6: QAQC External Proficiency Tests	39
Figure 15-7: QAQC Precision Specification and Definitions	39
Figure 16-1: Gold Assay Results from “Blank” Submitted With Drill Samples.	41
Figure 16-2: Gold Assay Results from Standard SG-14 Submitted With Drill Samples.	41
Figure 16-3: Gold Assay Results from Standard SK-21 Submitted with Drill Samples.	42
Figure 16-4: ALS Assays Compared to Briggs Onsite for Duplicate Drill Samples.	43
Figure 16-5: ALS Assays Versus Briggs Duplicate Drill Samples at 0.01 oz Au/t cutoff	43
Figure 16-6: Relative Percent Error- ALS Chemex vs Briggs Duplicates, >0.01opt	44
Figure 17-1: Plot of Statistics for Cecil-R, Jackson and Briggs	46
Figure 19-1: Log Histogram of Samples Values	51
Figure 19-2: Graph of All Samples Versus Samples in Unmined Rock	52
Figure 19-3: Plot of Sample Means (logs) by Rock Type	54
Figure 19-4a: High Grade 3D Solid and High Grade Blasthole Data (Looking East)	56
Figure 19-5b: High Grade 3D Solid and Low Grade 3D Solid (Looking East)	56
Figure 19-6: High Grade Zone - Sample Statistics	58
Figure 19-7: High Grade Zone - Probability Plot	59
Figure 19-8a: Low Grade Zone - Sample Statistics	60
Figure 19-8b: Low Grade Zone - Probability Plot	60
Figure 19-9: Plot of Blastholes Versus All 20-Foot Bench Composites	62
Figure 19-10: Mineralized Zones - Direction 0º	63
Figure 19-11: Mineralized Zones - Direction 90º	63
Figure 19-12: Mineralized Zones - Down the Hole	64
Figure 19-13a: High Grade Au Grade Swath Plot - Easting	67
Figure 19-13b: Number of Blocks/Samples Swath Plot - Easting	68
Figure 19-14a: High Grade Au Grade Swath Plot - Northing	68
Figure 19-14b: Number of Blocks/Samples Swath Plot - Northing	69
Figure 19-15a: High Grade Au Grade Swath Plot - Elevation	69
Figure 19-15b: Number of Blocks/Samples Swath Plot - Elevation	70
Figure 19-16: Goldtooth Underground Cutoff Grades Versus Gold Price	71

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3.0	SUMMARY

Timothy J. Carew, Consulting Geologist, was retained by Canyon Resources Corporation (Canyon) to conduct an estimate of the remaining high grade mineral resource associated with the Goldtooth fault structure at the CR Briggs (Briggs) Mine in Inyo County, California and prepare a technical report for the estimation. A Technical Report for the Briggs Mine authored by Mr. John D. Taylor, Professional Engineer (PE) was issued on July 11, 2006 detailing an estimate of Mineralized Material. This report focused on mineral resources that had potential for open pit development. In the development of that report, it was determined that potential existed to substantially increase high grade mineral resource along the Goldtooth structure with additional drilling. The ongoing drilling program was continued as a Phase 2 program through February 2007 (end of 2006 program), with the drilling of 47 additional reverse circulation (RC) holes through the structure. This drilling, combined with prior drill results on the Goldtooth structure, provides the basis for this estimate.

The Briggs Mine operated between January 1996 and April 2004. Canyon began commercial gold production at the Briggs Mine in October 1996, as a heap leach gold operation. The mine ceased active mine production in February 2004, but has continued to recover gold from the heaps.

The Briggs Mine is located in Inyo County, California about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south seven miles on gravel roads to the mine site. The Briggs property consists of 224 unpatented and 18 unpatented mill site claims that together cover a total area of approximately 2,850 acres. An additional 22 unpatented claims and three patent claims total 445 acres are associated with the Cecil R, Jackson, Suitcase and Mineral Hill satellite deposits. The claims are administered by the U.S. Bureau of Land Management (BLM) on federally owned lands administered by the BLM. All of the claims are located in Inyo County in southeastern California.

Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740 thousand ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste has been mined, indicating an overall stripping ratio of 2.186:1 over the life of the mine.

The processing of this material by heap leaching has continued until 2006; however, current gold production is active only as part of the heap reclamation process. Nearly 555 thousand ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $307 per ounce recovered. Table 3-1 summarizes the past production of the operation. The annual amount of material placed on the heap leach pads has varied between 575,913 tons in 2004 to 5,183,100 tons in 1999.

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Table 3-1: Summary of Briggs Mine Production

Parameter	Tons	Oz Au/t	Au-Ozs
Open Pit	23,476,572	0.0306	717,525
Underground	111,400	0.1883	20,980
Total Mine Production	23,587,972	0.0313	738,505
Waste	51,600,000
Strip Ratio	2.188

As of June 2006, reclamation of the waste dumps to include reseeding has been completed with exceptional success because of rains in the spring of 2005. The clay borrow area is 90% complete with the exception of removing the access road. In addition, the top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete reclamation is estimated at $2,018,146 at December 31, 2006.

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the Grabens of the Panamint Valley on the west and Death Valley on the east. Underlying the western flank of the Panamint Range, are rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events. The rocks have been deformed by at least two folding episodes and were intruded during the mid-Mesozoic time by granitic to dioritic intrusions. Shearing and hydrothermal activity focused in low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks are the hosts for most of the gold mineralization at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present. The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. The intrusive rocks are separated from the Precambrian gneiss by two major faults. Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss. The most obvious structure, the Goldtooth fault, was a major conduit for ore-bearing fluids. The Briggs orebodies are disseminated replacement style deposits. The alteration-mineralization displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite) and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Goldtooth and Briggs North underground.

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The Briggs drillhole database consists of 805 drillholes, the majority of which were completed by RC. A total of 18 holes are diamond drillholes generally completed as HQ core. Most of the drillholes have not been down-hole surveyed. In addition to the Briggs drilling, respectively, 61 holes and 34 holes were completed on the Cecil-R and Jackson deposits just to the north. In 2006, Canyon acquired the Suitcase and Mineral Hill deposits upslope and proximal to the Cecil R and Jackson deposits. The two deposits contain an additional 34 RC drillholes at Mineral Hill totaling 8,033 feet and 40 holes at Suitcase totaling 3,625 feet.

Sampling methods are well documented for the 2005-2006 drill programs. The RC drilling was wet with a rotary splitter used to cut the samples. The historic RC sampling was collected mainly on five foot increments but it is not known if the drilling was done dry or wet or what type of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any record of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-“43-101” documentation. However, the post-1988 programs that comprise the database were conducted by companies that used industry standard practices and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

The Briggs Mine gold recovery process is conventional heap leach. Crushed or run-of-mine ore is placed on the leach pads and leach solution is re-circulated between the ore and the gold adsorption recovery columns. Gold is adsorbed onto the carbon and then desorbed from the carbon into a stripping solution. Electrowinning removes the gold from the stripping solution onto stainless steel mesh, forming sludge. The sludge is then smelted and refined into gold doré and sold. The Briggs Mine refinery typically produces a doré of 70 percent gold and 20 percent silver.

Canyon has tracked the reconciliation of the model and reported production. The model would have been dynamic as new drilling was added but represents the model in use at the time of comparison. The reconciliation data are shown in Table 3-2. The data shows that overall the reconciliation is excellent (dominated by the large Main Briggs pit) but that individual pit phases were highly variable. This result is typical of many gold deposits in that the global deposit can be well estimated from development drilling but the local estimates are much more difficult. The monthly reconciliation at Briggs was highly variable but the yearly reconciliations were excellent.

 Table 3-2: Briggs Reconciliation Data From December

Pit	Mined	Model	Percent	Mined	Model	Percent	Mined	Model	Percent
Phase	Tons	Tons	Variance	Grade	Grade	Variance	Ounces	Ounces	Variance
Main Briggs	17,811,700	17,736,400	0.4%	0.0301	0.0299	0.7%	535,810	529,640	1.2%
NBR	1,382,400	1,256,600	9.1%	0.0508	0.0551	-8.3%	70,290	69,200	1.6%
Gold Tooth	2,136,100	2,409,900	-12.8%	0.0415	0.0394	4.9%	88,580	95,040	-7.3%
NBR Layback	635,630	575,910	9.4%	0.0500	0.0470	6.0%	31,801	27,078	14.9%
BSU	145,700	225,100	-54.5%	0.0393	0.0298	24.2%	5,720	6,700	-17.1%
TOTAL	22,111,530	22,203,910	-0.4%	0.0331	0.0328	1.0%	732,201	727,658	0.6%
*Obtained from monthly engineering reports

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An open pit mining study prepared by WLR Consulting, Inc. of Lakewood, Colorado, dated November 8, 2006, was completed. This study, used as the basis for subsequent Feasibility Study, detailed an economically positive case for restarting the Biggs Mine as an open pit operation. On January 15, 2007, a report titled “Interim Mineralized Material Estimated for the Goldtooth Underground Zone” was completed by John Taylor. This study utilized an arbitrary cutoff of December 31, 2006, for drillhole data, although the drilling program was ongoing. As a result of this work, Practical Mining LLC of Spring Creek, Nevada, was commissioned to complete the “Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006”, dated February 2, 2007. This work was combined with the prior open pit study to develop a combined open pit and underground development concept for Briggs. Additional work completed includes over flight of the property to develop new surface topography and additional metallurgical confirmatory test work of mineralization in the Goldtooth structural zone. Geologic information including lithology, has been added to the model.

This report creates an estimate of mineral resource for the Goldtooth structure utilizing all available drill information. Table 3-3 shows the estimate of the high grade and proximal low grade mineralization in the Briggs deposit. High grade resource at the measured and indicated level of confidence is estimated as 344,926 tons grading 0.223 oz Au/t (76,866 ounces). Additional high grade mineral resource at the inferred level of confidence is estimated at 425,746 tons grading 0.209 oz Au/t (88,964 ounces). The estimates do not represent economic mineralization as no mining plan is yet developed.

Table 3-3: Mineral Resource Summary for Goldtooth High and Low Grade Zones (MEA=Measured, IND=Indicated, INF=Inferred),

		Volume	Density	Tonnage	AU	AU_P
Classification	Cut-Off	FT3 / 1000	T per FT3	T/1000	OPT	Oz
HIGH-MEA	Au >= 0.1 OPT	736	0.082	60.312	0.205	12,366
HIGH-IND	Au >= 0.1 OPT	3,471	0.082	284.614	0.227	64,500
HIGH - MEA+IND	Au >= 0.1 OPT	4,206	0.082	344.926	0.223	76,866
HIGH-INF	Au >= 0.1 OPT	5,192	0.082	425.745	0.209	88,964
LOW-MEA	Au >= 0.02 OPT	4,161	0.082	341.189	0.046	15,738
LOW-IND	Au >= 0.02 OPT	15,598	0.082	1,279.028	0.045	57,458
LOW - MEA+IND	Au >= 0.02 OPT	19,759	0.082	1,620.217	0.045	73,196
LOW-INF	Au >= 0.02 OPT	31,254	0.082	2,562.796	0.051	131,593
HIGH - MEA+IND	Au >= 0.1 OPT	4,206	0.082	344.926	0.223	76,866
LOW - MEA+IND	Au >= 0.02 OPT	19,759	0.082	1,620.217	0.045	73,196
TOTAL - MEA+IND		23,965	0.082	1,965.143	0.076	150,062
HIGH-INF	Au >= 0.1 OPT	5,192	0.082	425.745	0.209	88,964
LOW-INF	Au >= 0.02 OPT	31,254	0.082	2,562.796	0.051	131,593

This estimate includes resources that was estimated for open pit potential and included in the July 11, 2006 Technical Report by John Taylor. Table 3-4 quantifies the conflicted mineral resource.

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Table 3-4: Conflicted Mineral Resource

	Cut-off	Volume	Density	Tonnage	AuGrade	Product
Classification	(oz Au/t)	(Cu ft /1000)	(T/cu ft)	(Tons/1000)	(oz Au/t)	(Ounces)
Measured	0.01	3476	0.082	285	0.045	13000
Indicated*	0.01	12455	0.082	1021	0.034	35100
Measured + Indicated	0.01	15931	0.082	1306	0.037	48100
Inferred	0.01	2334	0.082	191	0.027	5200

Canyon is currently completing a reserve evaluation for the Goldtooth underground utilizing this revised estimate of mineral resource. Assuming positive results of the reserve evaluation, the following work is recommended relative to improving the mineral resource estimate at a cost likely to exceed $1.0 million.

1)	Complete additional infill drilling to establish a greater confidence in the estimate and to convert the large percentage of resource to measured and indicated status.
a)	Survey new holes to accurately locate high grade structure;
b)	Include core drilling as a percentage of the total footage to provide improved geologic guidance.

2)	Consider an underground drifting and test mining program.
a)	Validate block grades and estimates of resource;
b)	Confirm geologic interpretation;
c)	Develop ore control systems;
d)	Determine ground support requirements;
e)	Develop underground drill stations;
f)	Validate location of the high grade structure within the low grade envelope;
g)	Determine dilution factors expected from low grade envelope;
h)	Develop bulk samples for additional metallurgical testwork.

4.0	INTRODUCTION

Timothy J. Carew (Consulting Geologist) has prepared this technical report for the Briggs project at the request of Canyon Resources Corporation (Canyon). The requested modeling and technical report follow completion of a 2005-2007 drilling program. CR Briggs (Briggs) was an operating gold mine between 1996 and 2004. Gold is currently being recovered from material placed on the leach pad during the mining period. Recovery from the existing heap is expected to be completed during 2007.

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The purpose of this report is to provide a model of a zone of high grade mineral resource associated with the Goldtooth structure. This model can then be used for assessing the mineable material remaining at the Briggs Mine using underground methods, and to provide a technical report to support additional work and financing efforts. This report does not include any analysis of remaining underground mineral resource associated with the previously underground mined Briggs North structure. The technical report was written for compliance with disclosure and reporting requirements set forth in the Canadian Venture Exchange (CDNX) Corporate Finance Manual, National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. The mineral resource for the Briggs high grade Goldtooth zone was calculated by the author based on data supplied by Canyon.

Canyon has assisted in writing this technical report by supplying background, legal, and production information. Bill Fleshman (CP Geol, AusIMM, 10742) is Canyon’s consultant and designated Qualified Person (QP) for the drill program. Mr. Fleshman directed the 2005-2006 drill programs and was responsible for database entry and database validation. He also assisted by creating the 3D solid models of the high grade zone and its surrounding low grade envelope that are used for this analysis. The author has direct knowledge of the process through discussions and office visits, but the work was the direct responsibility of Mr. Fleshman.

Topographic and mined surfaces were also generated from a survey flyover conducted in January 2007. All surfaces were validated and found to be acceptable. The Gemcom software used for all analysis is GEMS 6.1 Desktop, Resource Evaluation Edition.

Table 4-1 summarizes units of measure and conversion factors used in this report along with frequently used acronyms and abbreviations.

Table 4-1: Units of Measure and Conversion Factors

Term	Explanation
1 inch	= 2.54 centimeters
1 foot	= 0.3048 meter
1 mile	= 1.6 kilometers
1 acre	= 0.4047 hectare
1 square mile	= 259 hectares, =640 acres
1 short ton	= 0.907 metric tonne, = 2000 pounds
1 pound	= 16 ounces, = 0.454 kg (14.5833 troy ounces)
1 ppm	= 0.0292 ounces, = 1 gram/tonne, = 0.0001%
1 oz troy/ton	= 34.2857 gram/tonne, = 0.03429%

AA	atomic absorption spectrometry
Au	Gold
Ag	Silver
Oz Au/t	troy ounces gold per short ton (oz/ton)
Oz Ag/t	troy ounces silver per short ton (oz/ton)
Ft	foot or feet
RC	reverse circulation drilling method
Ton (t)	short ton
$	currency of the United States
CIM	Canadian Institute of Mining, Metallurgical, and Petroleum
BLM	U.S. Department of the Interior, Bureau of Land Management
MEANlogest	Estimated mean from logarithms (MEANlogest = elog mean - log variance/2)

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5.0	RELIANCE ON OTHER EXPERTS

The author has relied heavily on data and information provided by Canyon to complete this report. Much of this information is derived from a report entitled“Technical Report on the Briggs Mine Project, Inyo County, California, USA”, prepared by John Taylor, for Canyon in July 2006. This report detailed an estimation of the remaining mineral resource at the Briggs Mine, with respect to remaining open pit reserves. An additional 47 RC drillholes were drilled through the high grade Goldtooth structure since this previous report was completed. The author has reviewed the data relevant to this study and believes the data presented by Canyon is generally an accurate and reasonable representation of the project.

As stated in the Taylor report, the responsibility for the 2005/2006 drill program and the entry and validation of drillhole and assay information into the database (Section 19.1) has been that of Bill Fleshman. Mr. Fleshman also undertook the geological interpretation/3D modeling of the high grade ore zone (Section 19.1.2), and proximal low grade zone, based on the available data and his knowledge of the deposit. Sections 6 – 17, covering background information, the 2005-2006 drill program and QAQC issues were extracted from the July 2006 study and copied into the report with only updated and editing changes.

The author has had sight of the legal documentation for permits and for the validity of leases or unpatented and patented mining claims covering the Briggs project. Although the author is not a Qualified Person for assessing the validity of unpatented claims, he has no reason to believe that Canyon is not in compliance with all legal issues. Canyon has provided documentation for these issues and this information is referenced or included in this report.

The author did not investigate the environmental or social-economic issues associated with the Briggs project and the author is not a Qualified Person for these issues in California. Canyon has provided documentation for these issues and this information is referenced or included in this report.

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6.0	PROPERTY DESCRIPTION AND LOCATION

6.0	Location

The Briggs Mine is located in Inyo County, California, about 50 miles east of the town of Ridgecrest, California. Access from Ridgecrest is via State Highway 178 north through Trona to the town site of Ballarat, then south seven miles on gravel roads to the mine site. The location of the property is shown in Figure 6-1

6.1	Land Area

The Briggs property consists of 224 unpatented and two patented mining lode claims, one patented and 18 unpatented mill site claims that together cover a total area of approximately 2,850 acres. An additional 22 unpatented and three patented claims totaling 445 acres are held in association with the nearby Cecil R, Suitcase, Jackson and Mineral Hill Deposits. The claims are administered by the U.S. Bureau of Land Management (BLM) on federally owned lands administered by the BLM. All of the claims are located in Inyo County in southeastern California. A claim map is shown in Figure 6-2. A listing of the claim names and BLM recordation information is presented as Appendix A

6.2	Mining Claim Description

The mining claim group is located near 36°, 0” north latitude and 117°, 15” west longitude and covers portions of section 1, 2, 11, 12, 13, 14, 22, 23, 26, 27, 34, 35 and 36, T22S, R44E and section 1, 2, 11, 12, 13, 14, 23, 24, 25, 26, 35 and 36, T23S, R44E, Mount Diablo Base and Meridian. The areas of defined gold resources are located entirely in the claims listed in Appendix A and shown in Figure 6-2, which is the claim location map. Figure 6.3 is a site map showing the areas that have been mined or used as waste pad, or leach pad area.

6.3	Agreements and Encumbrances

To the extent relevant to the mineral project, sufficient agreements and permits are in place that provide surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites. The property ceased active mining during 2004 but is still actively leaching. All permits are still in place for the Briggs mining area. The exploration areas of Cecil-R and Jackson would require additional permitting should a reserve be developed. There are no reported encumbrances on the property. A three percent net smelter return (NSR) royalty on the property was payable to Newmont Capital Limited, but this royalty was acquired by Canyon on December 29, 2006.

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Figure 6-1: Location Map of the Briggs Mine

Ballarat
N
Pleasant Canyon
Middle Park Canyon
Shephard Canyon
Anthony Mill
Alkali Flats
South Park Canyon
Big Horn Canyon
T22S
T23S
Water Canyon
R42E
R43E
178
Briggs Mine
Redlands Canyon
PANAMINT
Manly Peak
PANAMINT
R43E
R44E
R44E
R45E
Fish Canyon
T23S
T24S
Coyote Canyon
ARGUS RANGE
RANGE
VALLEY
SLATE
Valley Wells
Wilson Canyon
Trone Airport
Copper Queen Canyon
T24S
T25S
Naval Reservation
RANGE
Pioneer Point
Trona
Argue
Searles Lake
R43E
R44E
R44E
R45E
Bishop
Big Pine
Independence
Lone Pine
Nevada
California
Furnace Creek
Detail Area
25 Miles
Inyo Co., California
California
Inyo Co.
Explanation
Major Road
Secondary Road
Gold Deposit
Briggs Mine
Inyo County, California

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Figure 6-2: Briggs Claim Map

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Figure 6-3: Site Map

Office Area
Process Plant
Leach Pad
Crushing Plant
Permit Area
NBR Pit
Main Pit
Goldtooth Pit

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6.4	Environmental Liabilities

6.4.1 Current Approvals and Reclamation Requirements

Table 6-1: Permits and Approvals Associated with Briggs Mine

Permit	Action and Conditions
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Resource Area EIS/EIR #CA065-NEPA-94-03 State Clearing House #92122070	Record of Decision – 7/10/95 – Approval with Conditions
Microwave Right of Way - Slate Range CACA-30653	Granted 1/11/96
North Briggs/Goldtooth Expansion Exploration Plan CACA-36957	FONSI - Issued CACA650-NEPA-99-164
Inyo County Independence, CA Mining Reclamation Plan 92-3	Notice of Decision 7/13/95
Inyo County Independence, CA Resolution 95-52	Approved 9/12/95 With Conditions of Approval 95-48
U.S. Department of the Interior, BLM California Desert District, Ridgecrest Amended Reclamation Plan 96-5	Approved 1/12/2000 Goldtooth 28 acres North Briggs 50 acres Reduced Main Pit by 24 acres (112 to 88) Increased overall reclaimable acres from 352 to 372 acres
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 793 Mod. #896
Approved 6/8/98
Mining
- Continuous 24 hour readings at 2 stations on north and south edges of permit boundary with calculated averages of 24 hour readings midnight to midnight. Difference in North vs. South station 24 hour averages cannot exceed 50ug/cubic meter.
- 25 mph speed on site.
- Maintain 2 water trucks on site at all times.
- 20% opacity max - inspect roads 1/day, haul roads 2/day
- 100,000 gal. water storage
- Maximum blast 210 holes

Great Basin Unified Air Pollution Control District, Bishop, CA PTO 794 Mods 874,880,889,945,1010	Crushing - Daily maximum mine and crush rate of 48,000 tons or X<57,877-0.572Y X=Ore & Waste Mined Y=Crushed Ore - 10% Opacity - Baghouse maintained at 99% efficiency - 17,280 tons/day crush maximum
Great Basin Unified Air Pollution Control District, Bishop, CA PTO 795 Mods 726,902,991,101	Processing/Leaching - LPG max 535 gal/day - pH must be maintained above 10 - CN gas not to exceed 154#/day - CN ambient concentration of 4.7 ppm max measured in 6 locations/week

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Great Basin Unified Air Pollution Control District, Bishop, CA PTO 796 Mod 875	Generators - Record all diesel consumption - 20% opacity maximum - Sulphur Dioxide <0.2% by volume
California Regional Water Quality Control Board - Lahontan Region, Victorville, CA Office NPDES permit & WMU - Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Leach Pad
- 5.5 million square feet
- 126 acres
- Liner, 40 mil PVC top, then 8” clay, then geotextile (vadose zone monitoring), then 4” clay
- Leak Collection & Recovery System (LCRS), 4” perforated pipes to direct solution to 6, 8,or 12 inch solution pipes
- Solution collection trench, 40 mil XR-5 top, then 40 mil PVC

California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES permit & WMU – Waste Discharge Permit Board Order #6-95-84 NPDES #CAS616004 WDID #6B149411001
Waste Rock
- 27 million tons
Solution Collection Ponds
- Liner, 60 mil HDPE top, then geonet, then 40 mil PVC
Playa
- 400,000 cubic yards maximum removal
Lime
- 840 tons/week maximum
- 120 tons/day maximum

Wildlife issues
Desert Bighorn Sheep (ovis canadensis nelsoni)
CDFG fully protected species
Cal BLM sensitive species

Townsend Big-Eared Bats (corynorhinus townsendii)
Federal special concern species
CDFG species of special concern
CAL BLM sensitive species

Spill Prevention, Control, and Countermeasures Plan	Submitted to Lahontan, BLM and Inyo County in July, 1997
EPA	RCRA ID # CAR000015438
404 permit, 94-00236-TAW Redlands Canyon Drainage Diversion	7/19/95
404 permit, Clay Borrow Activity	Original 8/8/95 - expired on 7/19/98 Additional revised 7/13/00, expired 11/9/03 -189,000 cu yd
BATF	approved 5/11/95
MSHA	ID 04-05276 11/21/95
California EPA License 4054 6/16/97 Redlands Spring Diversion	Right to use water
Inyo County Road Agreement Encroachment permit #E92-019 and E95-003	Max 24’ wide and all work within 30’ of center
Well Permits Inyo County Health S96-03	For PW1 and PW2
California Department of Fish and Game Clay borrow and Redlands Spring	Streambed Alteration Agreement 5-123-95 Tamarisk removal plan in exchange for clay borrow 8/1/95, expired 7/15/02

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Table 6-2: Permits and Approvals for Cecil-R and Jackson Exploration Areas

BLM Operating Plan - 100 acres of disturbance over 3,000 acres
POO submitted to BLM 1/16/01 - With vegetation mapping, biological survey, and cultural resources

EA to BLM Nov. 02 , CA 065-2002-82 - FONSI and Decision Record 12/23/02 - CACA-42806

Appealed to IBLA and request for stay 1/27/03
- Great Basin Mine Watch, Friends of the Panamints
- IBLA denial of stay 6/5/03
- IBLA deny appeal 10/27/05

Filed NOI to BLM for 25 holes on Cecil R on 1/27/06 - Letter from BLM stating proceed on 2/3/06

INYO COUNTY Reclamation Plan 2001-1 Conditional Use Permit 2002-03	6/26/02 Board Approval - filed on 7/1/02
CALIFORNIA DEPT OF FISH AND GAME Streambed alteration agreement Notification #6/2001-028 8/1/02-8/1/07	Negative Declaration Fee $1,250 paid 7/1/02 5 day notice required before start of construction
California Regional Water Quality Control Board – Lahontan Region, Victorville, CA Office NPDES general permit Notice of Intent sent 2/6/06	Notice of Intent sent 2/6/06 SWPPP written and available

6.4.2 Current Reclamation Bond Amount

CD No. 05050-00075 in the amount of $128,413.19 issued in favor of Inyo County. This CD covers an inflation adjustment for bonds outstanding.

CD No. 05052-01248 in the amount of $30,000 issued in favor of Inyo County. This CD covers exploration activity at the Cecil R deposit.

Bond No. 46-0130-06740-99-0 in the amount of $144,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management. This bond covers exploration activity under Reclamation Plan No. 96-5 for mine #91-14-0127.

Bond No. 46-0130-06742-99-2 in the amount of $1,010,000 issued to Inyo County, the California Department of Conservation, and the California Regional Water Quality Control Board. This bond covers any unplanned pollution releases under Reclamation Plan No. 92-3 for mine #91-14-0120.

Bond No. 46-0130-06741-99-6 in the amount of $3,030,000 issued to Inyo County, the California Department of Conservation, and the Bureau of Land Management for reclamation work covered under Reclamation Plan No. 92-3 for mine #91-14-120.

All above bonds are held with United States Fidelity and Guaranty Company.

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6.4.3 Actual Versus Bond Amount Reclamation Costs

As of December 31, 2006, reclamation of the waste dumps to include reseeding has been completed with exceptional success because of rains in the spring of 2005. The clay borrow area is 90% complete with the exception of the removal of the access road. In addition, the top 3-4 benches of the heap leach pad have been re-graded to the prescribed 3H: 1V slope. The remaining reclamation work includes completion of the heap leach pad, facility and pond removal, internal road removal and final drainage completion. The total cost to complete reclamation is estimated at $3 million ($2,997,612). Table 0-3 shows the original bond amount, the expenditures to date and the estimated cost to complete reclamation by category.

Table 6-3: Reclamation Expenditure Summary

Reclamation Task	Bond Estimate	Expended	Remaining	Percent Complete
Waste Dumps	$1,050,170	$2,092,394	$10,025	99%
Leach Pad	$801,449	$433,411	$475,411	79%
Heap Detoxification	$569,826	$375,306	$91,284	80%
Roads	$59,997	$142,235		30%
Buildings & Other	$89,231	$0	89,231	0%
Drainage & Miscellaneous	$50,813	$0		0%
Ponds	$73,920	$0		0%
Clay Borrow	$80,621	$453,269	$155,750	90%
Seed Monitoring	$9,684	$0		0%
Well Abandon	$61,334	$0		0%
Facility Demolition	$182,955	$0	$574,391	0%
General and Contingency	$0	$98,135	$745,741	88%
Total	$3,030,000	$3,594,750	$2,018,146	40%
* Lahontan has agreed that Briggs does not need to rinse the leach pad - Briggs has proven that CN levels can be accomplished with the gold recovery (rinse).

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7.0	ACCESS, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE, AND PHYSIOGRAPHY

7.0	Access

The Briggs gold deposit is located on the western flank of the Panamint Range, Inyo County, California, approximately 50 miles northeast of Ridgecrest, as shown on Figure 6.1. Access is over paved highway from Ridgecrest through Trona continuing north for 18 miles to the Ballarat turnoff. From the turnoff, the gravel surfaced road goes east three miles to Ballarat, then south along the Panamint Range seven miles to the project site.

7.1	Climate

The project area is located in the high desert region of California. The area is characterized by comfortable winter conditions, rarely freezing, and summer temperatures often exceeding 120° F. Precipitation averages 3.8 inches annually, with the highest rainfall occurring in winter and early spring. Annual evaporation averages 150 inches. Monthly evaporation averages are significantly above monthly precipitation averages.

7.2	Local Resources and Infrastructure

The Briggs project is remotely located and has limited access to local infrastructure. Power generation is on site by means of a four-megawatt diesel generator station. Road access is good with an out-sloped, improved two-lane dirt, county road (currently maintained by Briggs) to the front gate of the mine. Water is by means of two site wells, each capable of producing up to 600 gallons per minute. The water is of poor quality, containing a high level of dissolved sodium chloride and a small water treatment plant utilizing reverse osmosis is used to provide potable water. Heavy equipment mechanical support is available in the town of Ridgecrest with a population of about 25,000, where most of the operation’s employees reside.

7.3	Physiography

The site is located at the foot of the rugged, north-south trending Panamint Mountain Range, at a base elevation of 1,400 feet. The Panamint Range rises quickly from the dry alluvial fans at its foot to several peaks over 7,000 feet in elevation in a distance of four miles. The mountainous areas are sparsely vegetated by local grasses, creosote bush, buckwheat and cactus, and are cut by deep ravines. In elevations above 5,000 feet, the mountains support juniper and pinion pine.

Alluvial fans formed at the mouths of the larger ravines as a result of sporadic flooding. The fans on the project area extend horizontally 6,000 feet into the Panamint Valley playa. The playa is a barren alkali lake bed occasionally covered with a thin sheet of water during the spring rains or as a consequence of rare flash-flood runoff.

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8.0	HISTORY

8.0	Property History

Gold was discovered in the early 1890s on the western side of the Panamint Mountain Range. The Ratcliff Mine was founded in Pleasant Canyon in May 1896 and created the need for a mining camp and supply center. A camp was established at Post Office Spring (one of the area's only sources of potable water) and was later relocated about a quarter-mile to the north (Ballarat). In July of 1897, Ballarat, California, was officially recognized as a town. At its peak, the town of Ballarat served as a major supply center for the Ratcliff Mine and various other mines throughout the Telescope district. Ballarat's "boom town" years lasted from 1897 to 1902 when the town hosted a population of 400 to 500 people. Ballarat's decline began in 1905 when the Ratcliff Mine suspended its operations. By September of 1917, the post office closed and the once busy community of Ballarat became a ghost town.

No historical information was found on CR Briggs Mine (seven miles south of Ballarat) until the 1930s when the United States Government funded the first modern exploration program on the property. The property was explored by numerous companies from 1972 until it was placed into production by Canyon in 1996.

8.1	Exploration History

The Briggs gold property has an exploration history dating back to the 1930s when the United States Government funded an underground adit into the Goldtooth vein. Harry Briggs, a local prospector and small mine operator, held the property at that time. Approximately 1,600 feet of drifting and raising was completed and a small amount of ore removed and milled on site at an average grade of 0.170 ounces per ton gold. Exploration and production ceased with the declaration of gold mining as a nonessential industry during World War II. Interest in the property resumed in 1972 and several exploration programs have occurred since then. Table 8.1 lists the organizations and exploration programs conducted over the years at the Briggs property.

Table 8-1: Exploration History of the Briggs Mine

Year	Organization	Activity
1930s	US Government	1,600 feet underground drifting/raising
1930s	Harry Briggs	Minor underground stoping/milling
1972	Placer Amex	3 rotary holes (1270’)
1975	Homestake	6 rotary holes (1880’), mapped
1977	Inspiration	6 core holes (1456’)
1980	Nerco	Mapped and sampled
1981	Western Nuclear	8 rotary holes (1434’)
1981	Phelps Dodge	2 rotary holes
1985	Camindex	2 holes
1986-1987	Billiton	10 RC holes
1988-1989	Addwest Gold	202 RC holes PN1-PN202

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8.2	Mineral Resource and Reserve History

Canyon completed the purchase of Addwest Gold, Inc. in January 1990. As a result, Canyon obtained 100 percent ownership of the Briggs property. Canyon completed the exploration program initiated by Addwest and produced a feasibility study in 1994. The feasibility study described a gold deposit amenable to open pit mining and heap leach processing containing a base case of 21.45 Mt grading 0.030 oz Au/ton (643,500 oz Au) at a 1.24:1 strip ratio.

8.3	Production History

Construction for the Briggs Mine started in December 1995 and mine pre-stripping commenced in January 1996. Table 8-2 shows the production history by year. A brief description of the activity by year follows.

Table 8-2: Canyon Production History at the Briggs Mine

Year	Open Pit Tons	Open Pit oz Au/t	OP Ozs Mined	UG Tons	UG oz Au/t	UG Ozs Mined	Ounces Produced	Cost $/oz Au
1996	814,800	0.043	34,680				3,414	$1,362
1997	2,845,300	0.033	93,202				66,768	$367
1998	3,577,600	0.029	102,840				80,316	$302
1999	5,183,100	0.025	131,820				86,669	$286
2000	4,118,859	0.024	98,838				86,621	$274
2001	3,685,800	0.035	129,707	21,700	0.193	4,180	96,141	$256
2002	1,837,900	0.036	65,930	89,700	0.187	16,800	57,058	$315
2003	837,300	0.040	33,450				36,645	$380
2004	575,913	0.047	27,058				29,662	$281
2005							9,289	$215
2006							2,020	$515
2007 1Q							100	$668
Totals	23,476,572	0.0306	717,525	111,400	0.1883	20,980	554,703	$307
*Average 1996-April 2006 (cost of sales at mine before inventory numbers)

1996 - The first ore was crushed and placed on the heap in July of 1996 with the first gold pour in October. Development drilling continued on the Goldtooth and Briggs North (NBR) orebodies throughout 1996. By December a total of 178,000 feet of drilling in 525 holes had been completed for exploration, development, condemnation, metallurgical and environmental purposes. This work defined 805,000 ounces of gold contained within 32.2 Mt of resource at an average grade of 0.025 oz Au/t.

1997 - In 1997, the gold resources at NBR and Goldtooth located immediately north and south, respectively, of the Main Briggs deposit were upgraded to reserves, which increased by 318,700 ounces from the original 643,500-ounce reserve.

1998 – Because of higher than expected crushing costs, an additional 1.4 million tons of lower-grade run-of mine ore averaging 0.010 oz Au/t were placed on part of the heap.

1999 - Canyon applied for an amendment to the Briggs operating permit to include mining of the NBR and Goldtooth orebodies. Heap leach operations continued with a combination of run-of-mine and crushed ore being placed on the pad.

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2000 - In January, the amendment to the mine’s operating permit was approved. Pre-stripping of the NBR orebody began in the second half of the year. Initial tonnage and gold grade in Briggs North was 202,700 tons grading 0.058 opt, appreciably higher than the 0.029 oz Au/t average at the Main deposit.

2001 - Due to the marked decrease in the gold price during 2001, approximately two-thirds of the NBR reserve became uneconomical to mine by open-pit methods. A study was undertaken to evaluate mining the higher grade (>0.20 oz Au/t) portion of the orebody by underground methods using the exposed portion of the orebody in the North Briggs highwall to initiate access. Underground exploration and development of the NBR underground zone began in the fourth quarter of 2001 using a contract miner.

The Goldtooth deposit received additional in-fill drilling that resulted in the delineation of an economically viable orebody. A pit design around the Goldtooth deposit was started as was a 4.5 million ton expansion of the heap leach pad to accommodate the additional ore. Mining of the Goldtooth deposit began in the fourth quarter of 2001.

2002 - Gold production from the Goldtooth and Briggs pits and the NBR underground continued with no major developments occurring during 2002. Underground production from Briggs North was discontinued in the third quarter due to poor stope conditions. Final production from the underground was 111,000 tons grading 0.189 oz Au/t (20,980 ounces).

2003 - With a slightly improving gold price in 2003, the decision was made to make one more pushback in the eastern highwall of the North Briggs pit. Mining at the Goldtooth deposit was finished in August. Minor production continued from the NBR pit and the run-of-mine ore was placed on the heap.

2004 - Active mining at Briggs ceased in 2004. At that time, Briggs had mined 23.6 million tones of ore grading about 0.030 oz Au/t. Leaching continued throughout the year. The mine began to make preparations for reclamation and closure with contouring of some of the waste piles.

2005 - Residual leaching continued through the first half 2005 and rinsing of the pad began in the second half. During June, in light of the greatly improved gold price, the decision was made to evaluate the potential of mining the remaining mineral resource at Briggs. After an initial encouraging data review, an RC drilling program was initiated in November 2005 to test possible extensions of the previously mined orebodies.

2006 - This drill program continued until May 2006 and consisted of 61 RC-holes (R1-R61) for 20,677. The new data was incorporated into the Briggs database, which was itself edited and merged from several previously incompatible databases. A Phase 2 drill program was initiated in September 2006 to further test the high grade Goldtooth structure. This program was completed in February 2007 and totaled 16,025 feet. The expanded database was used to generate the mineral resource estimate for this structure.

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9.0 GEOLOGIC SETTING

9.0 Regional Geology

The Panamint Mountains trend north-northwest for approximately 80 miles and average about 16 miles in width. The range is flanked by the grabens of the Panamint Valley on the west and Death Valley on the east. Together they form part of the western margin of the Basin and Range geologic province that extends across much of the western US.

The western flank of the Panamint Range is underlain by rocks that vary in age from Precambrian to recent and that have been modified by several tectonic and metamorphic events. In the vicinity of the Briggs Mine, the range is composed of a package of volcano-sedimentary rocks intruded during Precambrian time by a series of diabasic to intermediate sill and dikes dated at 1720 +/- 20 million years. This package has been deformed by at least two folding episodes; an older isoclinal event with near horizontal axial planes that were refolded along north to northwest trending axial planes during Paleozoic time. At the time of Precambrian folding, the volcano-sedimentary rocks were metamorphosed to amphibolite facies. During the mid-Mesozoic time, granitic to dioritic intrusions were emplaced along a north northeast trend within the Panamint Range. These intrusions are associated with base-metal and minor gold-silver vein occurrences present north and east of the Briggs property. Tertiary extension and high heat flow produced extensional high-angle normal faults characteristic of the Basin and Range province. Slightly later, low angle gravity slide or detachment faults were formed. These detachment faults locally favor sub-horizontal, chloritized horizons occupied by the Precambrian diabase sills. Shearing and hydrothermal activity focused in these low angle structures as well as vertical extensional fault zones, depositing silica, Ca-Mg-Fe carbonates (silica-carbonate alteration) and pyrite with gold and traces of chalcopyrite. Young basin and range faulting dramatically raised the Panamint Range to its current height and continues to the current period. Figure 9-1 is a regional geology map.

9.1 Local Geology

9.1.1 Stratigraphy

Two rock suites dominate the geology in the vicinity of the Briggs Mine. The first is a package of light colored Precambrian quartz-feldspar gneiss and intercalated lenses and layers of dark green to rusty brown amphibolite gneiss. The Precambrian rocks have been metamorphosed to amphibolite facies. The quartz-feldspar gneiss, which now consists of quartz, potassium-sodium feldspar and muscovite mica, is interpreted to be part of what was once a thick sequence of clastic sedimentary rocks. The amphibolite bodies are the possible relics of what were formerly hypabyssal mafic intrusive dikes or basalt volcanic flows inter-bedded with the former sediments. The Precambrian rocks are the hosts for most of the gold mineralization at Briggs; the amphibolite is particularly favorable, even though volumetrically it constitutes less than 20 percent of the Precambrian rocks present.

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Figure 9-1: Regional Geology Map and Stratigraphic Column

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Figure 9-2: Property Geology Map

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Figure 9-3: Cross Section – 7900 north

A
A'
500 Feet
Looking North
Gold Tooth
Fault
Mesozoic
Intrusive
Quaternary
Alluvium
Undifferentiated
Precambrian
Gneiss &
Amphibolite

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Figure 9-4: Cross Section – 11,300 north

B
B'
500 Feet
Looking North
Flat
Fault
Mesozoic
Intrusive
Quaternary
Alluvium
Undifferentiated
Precambrian
Gneiss &
Amphibolite
3000.0Y
2500.0Y
2000.0Y
1500.0Y
1000.0Y
500.0Y
500.0X
1000.0X
1500.0X
2000.0X
2500.0X
3000.0X

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The second suite is a large felsic intrusive mass of Triassic-aged monzonite to granodiorite composition. It is generally coarsely porphyritic to equigranular and ranges from dark to light gray in color. The intrusive body lies within the range to the east of the gneiss. It is separated from the Precambrian gneiss by two major faults. The first is the high-angle Goldtooth fault, which divides Precambrian gneiss on the west from Triassic monzonite on the east. The second fault is a low-angle detachment (or slide) style fault, which brings a slab of intrusive down the mountain side and locally hides the Goldtooth fault and the gneiss. Table 9-1 shows the stratigraphic units on the Briggs property.

Table 9-1: Stratigraphic Section on Briggs Property

Rock Symbol	Explanation
Qal	Quaternary alluvium
Mzl	Mesozoic intrusive
Fault contacts	Precambrian rocks
Pqg	Quartz-feldspar gneiss
Pag	Amphibolite gneiss

9.1.2 Structure

Structure is critically important to ore formation at Briggs. Both gold mineralization and wall rock alteration are controlled by large-scale and micro-scale structures. They are responsible for rock preparation of an otherwise generally unsuitable host in the form of the quartz-feldspar gneiss, and the most obvious structure, the Goldtooth fault, was a major conduit for ore-bearing fluids.

The oldest structures recognizable at Briggs are folds developed in the Precambrian gneisses. As seen in the pit walls, they form a series of collinear, tight folds with near vertical axial plane geometry. Fold crests often show higher concentrations of alteration and gold-sulfide mineralization and apparently acted as traps for gold-bearing hydrothermal fluids.

The largest and single-most important structure on the property is the high-angle Goldtooth fault, which marks the contact between the gneiss and the intrusive. It is a well-defined feature, striking north-northeast, dipping steeply west at 75º to 80º and can be traced or inferred for at least six miles as it cuts obliquely across the western side of the mountain range. It displays normal movement, down-dropping the gneiss on its western, hanging wall side at least 150-200 feet (as seen in the Goldtooth Pit). It also defines the easternmost edge of the gold mineralization in the Briggs area and was likely the major feeder conduit for gold-bearing hydrothermal fluids that ultimately formed the Briggs orebodies. It directly hosts the Goldtooth open pit orebody (originally 3.0 Mt @ 0.037 oz Au/t) as well as the historic Goldtooth underground mine that exploited a small tonnage of high-grade (>0.25 oz Au/t) replacement ores.

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The second major high-angle structure in the mine area has been informally labeled the “Northeast Fracture Zone” (NFZ), an indistinct linear shear zone that strikes northeast. The shear is poorly displayed in the high wall of the Briggs Main pit (originally 21.4 Mt @ 0.030 oz Au/t) as a 100 to 300 foot-wide zone of west dipping foliation and semi-ductile shearing, but its presence and size is mainly inferred by the persistently linear nature of the gold mineralization that constituted the Briggs Main ore body. The NFZ is entirely within the Precambrian gneiss. A second, less persistent, parallel shear zone about 50-75 feet wide has been recognized to the east of the NFZ and west of the Goldtooth fault. This shear appears to control minor gold mineralization exploited in a small open pit satellite to Briggs Main pit.

These shears are considered to be, at least in part, horsetails propagating from the Goldtooth fault where it makes a dog-leg right bend just north of the Goldtooth open pit. Together they form a parallelogram-shaped region some 6,000 feet long by 3,000-4,000 feet wide that hosts all of the significant gold mineralization discovered at Briggs. This is a classic wrench-style extensional structural setting, highly conducive to the dilatency that encourages the inflow and concentration of hydrothermal fluids as well as focused movement that mechanically produces enhanced rock fracture permeability.

Also important to the structural setting at Briggs are two vertically stacked, west-dipping, shallow-angle (20º-30º) normal or detachment faults. The upper fault slides Triassic intrusive rocks over the Precambrian gneiss and truncates and covers the Goldtooth fault east of the Briggs deposits. Its location is easily recognized in outcrop and in the upper-most benches of the Briggs Main and Briggs North pits. Its contact is often characterized by strong silica-carbonate alteration and veining, however gold mineralization is generally only trace level. The lower shallow-angle fault lies parallel to the upper fault and about 250 feet below it. The lower fault is less recognizable, located as it is entirely within the gneiss, but as mapped in the underground workings, is characterized by cataclastite and local mylonite development from one to 30 feet in thickness. It appears to have acted as a fluid barrier and trap to gold-bearing hydrothermal fluids moving along the subjacent high-angle feeders. The lower low-angle fault bounds the upper limit of the gold mineralization at Briggs Main where gold has been confined to the footwall, and at Briggs North this fault served as the main host for gold mineralization.

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10.0 DEPOSIT TYPE

The Briggs deposits are disseminated replacement style deposits. They strongly resemble in appearance some of the disseminated gold ores exploited in the California Mother Lode (especially some of the East Belt gold mineralization) and even some true Precambrian-age greenstone deposits. However, it should be noted that at Briggs gold mineralization/alteration is very likely mid-Tertiary or younger based on its association with faults of that age. It has been described as epithermal in nature – that is, related to relatively low temperature, shallow hydrothermal activity. However, the lack of associated indicator elements (base metals, arsenic, antimony, mercury, and thallium), lack of typical epithermal hydrothermal alteration halos, and lack of evidence for vertical zoning do not support this view. Rather, the simple and uniform ore and pyrite-silica-carbonate alteration mineralogy suggest a mesothermal origin for the Briggs deposits.

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11.0 MINERALIZATION

The alteration-mineralization found at Briggs, and in many other locations in the Panamint Range, displays a remarkably simple assemblage of gold, disseminated pyrite, carbonate (usually ferroan dolomite), and silica (+/-) sericite. Styles range from broadly disseminated at Briggs Main and Briggs North to structurally controlled and partially replaced host rock at Goldtooth and Briggs North underground. The presence of disseminated pyrite, occurring as euhedral crystals from 0.5 mm up to two-three mm in diameter, is the most reliable guide to significant gold mineralization. Concentrations associated with significant gold values typically average from 0.5 to one percent, but can range up to more than five percent in high-grade gold intervals. Carbonate/silica flooding, carbonate and quartz-carbonate veins and vein stockworks are ubiquitous, and while they are important constituents of the known orebodies, alteration sans gold is very widespread and not a reliable guide to ore. The amphibolite bodies appear to have been preferentially altered and pyritized and host a disproportionately large amount of the significant gold mineralization. It is speculated that this is due to the comparatively brittle rheology of the amphibolite compared to the quartz-feldspar gneiss, and favorable chemical characteristics (mainly the high iron content allowing the formation of disseminated pyrite) of the amphibolite.

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12.0 EXPLORATION

The Briggs gold property has an exploration history dating back to the 1930s as summarized in Table 12-1. The 2005-2007 programs were focused on expansion and in-fill of the mineralized zones just outside the existing open pits; however, the complete database (starting with data from the Addwest program in 1988) was used in the evaluation. Previous reports relied heavily on a 1994 report by Western Services Engineering (WSE) that was provided by Canyon for information regarding the historic or pre-2005-07 drillhole programs and data. WSE’s report entitled “The Briggs Gold Project Ore Reserves Feasibility Study” described exploration activity including drilling up to 1994. Table 12-1 summarizes the activity at the Briggs project using data from the WSE report and amended to include the recent Canyon activity. A total of ten exploration companies have been involved in the exploration and drilling at the Briggs property.

Table 12-1:  Exploration Programs at the Briggs Project (modified from WSE, 1994)

Year	Organization	Activity
1930s	US Government	1600 feet of Underground Drift\Raises Average Grade of 0.170 opt five foot thickness
1972	Placer\Amex	DH-1 to DH-3; 1270 feet (Rotary) no logs available
1975	Homestake	SH-1 to SH-6; 1880 feet (Rotary)
1977	Inspiration	DDH-1 to DDH-6, 1456 feet (Core)
1980	Nerco	Mapping & surface sampling
1981	Western Nuclear Phelps Dodge Corp	RDH-7 to RDH-14; 1434 feet (Rotary) RDH-8 and RDH-14 Locations Unknown
1985	Camindex	B-1 to G-1
1986-1987	Billiton	BRC-1 to BRC-10
1988-1989	Addwest Gold, Inc	PN-1, PN-202
1990-1991	Canyon Resources Corp/Kennecott Exploration	PN-203 to PN-244, PNC-244, PNC-1 to PNC-4
1992-1993	Canyon Resources Corp	PN-245 to PN-315, PNC-5 to PNC-17
1994-2003	Canyon Resources Corp	BN-1 to BN-108
2005-2007	Canyon Resources Corp	GT05-01 (core), R-1 to R- 61; & R-68 to R-114 Briggs

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13.0 DRILLING

13.0 Summary

The Briggs drillhole database consists of almost 1,000 drillholes (including Cecil-R, Suitcase, Mineral Hill and Jackson areas). Modern exploration began in 1972 culminating in open pit extraction in 1994. The database includes only those drillholes completed after 1988 during the Addwest program. The drillhole locations ore assay data could not be validated for earlier holes. The majority of the drillholes completed on the Briggs project were reverse circulation (RC) drillholes with only 18 core holes.

During the later part of 2005 and continuing into February of 2007, Canyon conducted a drill program consisting of 114 RC holes and one core hole. The one core hole and 108 of the RC holes were completed at the Briggs Mine area. The remaining six RC holes were drilled at the Cecil-R project to the north.

13.1 Reverse Circulation Drilling and Logging

Currently, at the Briggs project, there are a total 787 RC drillholes. Although exploration has been carried out by ten exploration companies, the drillhole database uses only holes completed during the 1988 program by Addwest and later. Drilling since then has used several different drill contractors. During the 2005-2006 drill program Boart-Longyear supplied two RC drill rigs, one truck mounted rig and one track mounted rig.

RC holes vary from 25 feet to 835 feet and were drilled at various angles. Most of the angle holes were drilled in an easterly direction. A limited number of RC holes were surveyed using down-the-hole equipment. The majority of the drillholes are relatively shallow. The lack of down-the-hole surveying in the shallow holes is probably not a significant impact.

All of the drill collars are referenced in a local mine grid. Collar locations for the 2005-2006 programs were surveyed using Canyon’s differential GPS with a high degree of accuracy. Presumably, many of the earlier Canyon holes were surveyed using the same instrument, but it is not known when the current equipment was first introduced, what holes have been surveyed or the level of accuracy.

Approximately 100 of the historic RC drill logs (pre 2005-2007) were reviewed by the previous authors and all appear to have been well documented by qualified geologists. The logs are kept on site at the mine offices in a numeric order and are easily retrieved for examination. Each drillhole has its own file folder, which also contains the assay results for that hole.

Representative RC drillhole cuttings from both the historic drill programs and the 2005-2006 programs are stored in plastic chip trays. Sample pulps are also available for some of the historic holes. Both the chip trays and sample pulps are stored in a separate “geology” storage building. Inventories for the pulps and drill chips from the historic programs are not available.

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Rejects from the recent 2005-2006 drilling are secured in sealed drums at the ALS-Chemex laboratory in Sparks, Nevada. Pulps from the 2005-2006 programs will be returned to the Briggs site along with the sample rejects.

13.2 Core Drilling and Logging

There were a total of 17 historic core holes drilled at the Briggs project (pre-2005). No down-the-hole surveys were completed on any of these holes. There was also no standard rock quality measurements logged on the holes and there was no mention how the samples were selected or prepared or how much of the core was retained for further inspection; however, some of the core is stored with the chip trays and sample rejects on site.

During the 2005-2006 season, one core hole, GT05-01, was completed to test the down dip extension of the Goldtooth Fault zone. A second core hole was attempted in the North Briggs underground extension but was stopped before it reached the target depth because of strongly fracture ground conditions resulted in poor penetration rates.

Core drilling was contracted to Hansen Drilling (Nevada Contractor License #36181). Core size was HQ and NQ (2.5-inch and 1.87-inch respectively) using a CS1000PL. Down-the-hole surveys were made at regular intervals using an Easy Shot system that recorded the magnetic heading, dip of the hole and magnetic field in the hole

Un-cut core was logged and photographed by Bill Fleshman. Logging included recording lithology, alteration, mineralization and structures. In addition, geotechnical data were recorded, including core recovery, RQD, rock hardness, and fracture density.

13.3 Twin Hole Comparison

Canyon twinned a number of drillholes to determine the variations in grade over relatively short distances. WSE reviewed the twin-hole program using grade-thickness values between pairs of twinned drillholes (Table 13).

Table 13-1:  Twinned Drillhole Comparison (0.01 opt Cutoff Grade)

Drillhole Pair	Distance Apart (ft)	Grade Thickness (ft-oz/t)	Grade Thickness (ft-oz/t)	Percent Variance	Total Thickness (ft)	Total Thickness (ft)	Percent Variance
PN004 -PN288	1.9	4.36	6.01	37.80%	60	55	(8.30)%
PN008-PN281	4.7	1.52	1.33	(12.50)%	65	50	(23.10)%
PN009-PN211	6.8	5.12	3.45	(32.60)%	80	45	(43.80)%
PN033-PN282	4.2	1.04	0.63	(39.40)%	60	40	(33.30)%
PN031-PN267A	7.8	11.94	10.98	(8.00)%	280	260	(7.10)%
PN069-PN267	6.1	3.72	3.94	5.90%	120	130	8.30%
PN099-PN297	4.5	2.65	3.06	15.50%	55	65	18.20%

WSE noted that there was significant variation within the pairs. The grade thickness varies by as much as 40 percent as does the mineralized thickness. In their conclusion, WSE stated that the comparison indicates that there will be variation in the predicted grade versus the mined grade on the short-term basis while the long term global tonnage and grade values would probably remain consistent. This conclusion is supported by the reconciliations discussed earlier (Table 3.2). The reconciliation of mine to model for the Briggs operation was excellent at 0.4%, 1.0% and 0.6% respectively, for tons, grade and ounces but the small BSU pit phase (146,000 tons) had a reconciliation of only -54.5%, 24.2% and -17.1% for tons, grade and ounces.

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14.0 SAMPLING METHOD AND APPROACH

14.0 Summary

The Briggs drillhole database consists of a total of 805 exploration and development drillholes. In addition, during the course of the mining activity there are 157,480 blastholes stored in digital database. The blastholes were not used for grade modeling but were used for grade outlines and data validation.

14.1 Reverse Circulation Sampling

Historic RC sampling was collected mainly on five-foot increments but it is not known if the drilling was conducted dry or wet, what type of sample splits were made at the drill site or who supervised the sampling. There does not appear to be any records of the sample collection procedures, splitting or storage protocols, which is fairly typical of pre-43-101 documentation. The post-1988 programs that comprise the database were conducted by companies that used industry standard practices and there is no reason to suspect data integrity particularly with the strength of the mining reconciliation.

Samples during the 2005-2006 programs were collected by Boart-Longyear personnel dedicated to collecting the sample and placing washed cuttings into the chip trays under the supervision of a qualified geologist. All drilling was conducted using water injection therefore a wet rotary splitter was utilized. The wet splitter was set up to collect two samples for each five-foot drill run. One sample was shipped to the analytical lab and the other sample was retained as a duplicate. Two five-gallon plastic buckets were used to collect both the assay samples and duplicate samples. Both samples were labeled with the drillhole identification and the footage interval. The duplicate sample was labeled in the same manner except had an added “D” placed on the bag. Cloth sample bags, inside the secured mine site, were allowed to drain at the drill site for normally one to two days prior to collection and transporting to the laboratory.

The normal procedure of allowing the buckets to overflow from the wet rotary splitter was used. The heavy sample fraction hopefully settles rapidly enough to prevent the loss of resources and at the same time, produce a representative sample. To test the impact of this industry standard collection procedure, one drillhole was sampled where the entire split was collected into multiple buckets with no overflow. The fine fraction was then sampled and compared to a normally collected sample. The results indicated that there was no bias in the normal site procedure of allowing the sample buckets to overflow

14.2 Core Sampling

During the 2005-2006 programs, drill core was selected by Bill Fleshman after logging. Individual samples were selected based on observed mineralization within lithological or structural contacts. The minimum sample length was 2.9-feet. Core selected for sampling was marked with a metal tag at the start of the sample run. Where possible, the cut lines were drawn on the core to guide the sawing. A dedicated core saw was used for the sample collection. Mr. Fleshman cut and sampled the core. After sawing the sample interval was placed into a plastic bag labeled with the corresponding sample interval.

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14.3 Bulk Samples

Near surface and underground bulk samples were taken for metallurgical testing (see metallurgical section). In addition, crusher samples were taken for production monitoring. None of the testwork was reported to have any assay values that would make the drill samples suspect.

14.4 Drill Data

During the 2005-2006 RC drilling, 5,377 samples were submitted to ALS Chemex for preparation and analysis. Utilizing a cutoff of 0.01 oz Au/t, the RC samples have a mean of 0.042 oz Au/t and a standard deviation of 0.087 from a total of 1428 samples. This grade is much higher then reported in the previous programs. The higher average grade is partially explained by the number of drillholes targeting the Goldtooth zone that is the focus of this study. The range of the grades is from less than detection to a high of 2.15 oz Au/t. The grade distribution indicates a population break around 0.20 oz Au/t as shown in Figure 14-1. At a cutoff of 0.10 oz Au/t, 150 samples have a mean of 0.206 oz Au/t and standard deviation of 0.199.

Figure 14-1: Grade Distribution 2005-07 RC Drillholes

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14.5 Blasthole Drilling

The blasthole data supports the validity of the exploration and development sampling at Briggs and is discussed in more detail in the modeling section. There are at total of 157,480 blastholes recorded digitally, which is estimated at +80% of all blastholes. The mean of blastholes greater than 0.01 oz Au/t is 0.033 with a standard deviation of 0.033, which is in line with WSE numbers. The blast holes are AA-analysis and should be slightly lower than fire assays.

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15.0 SAMPLE PREPARATION, ANALYSIS, AND SECURITY

15.0 Summary

Prior to conducting the drilling program in 2005-2006, a Quality Assurance and Quality Control program (QA/QC) was designed to meet the requirements of the National Instrument 43-101. The QA/QC program includes all aspects of the data collection from accurate reporting of drill collars, and down-hole surveys, through sampling protocols, assay controls, managing and interpreting analytical standards to database management.

Both the RC and core drilling and the logging and sample collection were done under the supervision of Bill Fleshman.

15.1 Sample Security

RC samples within the secured fenced mine area were allowed to drain at the drill site for one to two days. After the samples had drained, they were collected and placed into new 50 gallon transport drums that were sealed and placed on pallets. Normally only one drillhole was placed into a drum; however, if more than one hole was placed into a drum, the sample bags were separated with plastic. Each shipment contained a shipment form containing a list of the samples in the shipment and the date and method of transport. The sample shipment was assigned a job number by the assay laboratory and a copy of the transport form with its assigned job number was returned to the geologist.

Drill core was stacked by hole number in a dedicated secure area. After the core was split for analysis and bagged, it was placed in a secure area inside the fenced mine area. Mr. Fleshman transported the core samples to the assay laboratory.

15.2 Drill Sample Preparation and Analysis

ALS Chemex Laboratories, a certified assay laboratory, was selected to perform a one assay ton fire assay with an atomic adsorption finish. Duplicate assays where required will be sent to American Assay Laboratories, Sparks, Nevada. ALS Chemex is registered to ISO 9001:2000 for the “provision of assay and geochemical analytical services” by QMI Management System Registration. The laboratory facilities have been reviewed by the QP prior to the program.

Standard specifications for sample preparation are clearly defined and monitored. The specifications are as follows:

1.
Crushing - Samples are dried at 110-120[0]C and crushed with either an oscillating jaw crusher or a roll crusher. The ALS Chemex QC specification for crushed material is that > 70% of the sample must pass a 2mm (10 mesh) screen (Figure 15.1).

2.	Pulverizing – Greater than 85% of the ring pulverized sample passes through a 75-micron screen (Tuler 200 mesh).

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Figure 15-1: Crushing Specification Curve

These characteristics are measured and results reported and logged to verify the quality of sample preparation. ALS Chemex’s standard operation procedures require that at least one sample per day be taken from each sample preparation station. Measurement of sample preparation quality allows the identification of equipment, operators and processes that are not operating within specifications.

15.2.1	ALS Chemex Quality Assurance Program

The quality function is an integral part of the day-to-day activities at ALS Chemex and involves all levels of its staff. Responsibilities are formally assigned for all aspects of the quality assurance program. QC results from all sample preparation laboratories are reported to the QC department monthly. The data is combined and reported to senior management. Review of the performance of each branch takes place as part of a monthly quality assurance meeting. Figure 15-2 is a typical control chart.

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Figure 15-2: Typical Sample Preparation Control Chart

15.2.2 Analytical Quality Control-Blanks, Reference Materials and Duplicates

The Laboratory Information Management System inserts quality control samples (reference materials, blanks and duplicates) on each analytical run, based on the rack sizes associated with method. The rack size is the number of samples including the QC samples included in a batch. The blank is inserted at the beginning, standards are inserted at random intervals and duplicates are analyzed at the end of the batch. Quality control samples are inserted based on the following rack sizes (figures 15.3 to 15.7) specific to the method:

Figure 15-3: Quality Control Inserts Specifications

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Figure 15-4: QAQC Precision Specifications

Figure 15-5: QAQC Evaluation of Trends

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Figure 15-6: QAQC External Proficiency Tests

Figure 15-7: QAQC Precision Specification and Definitions

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16.0 DATA VERIFICATION AND QA/QC PROGRAMS

Historic drill samples were analyzed at four laboratories including American Assay, Barringer Laboratories, Bondar-Clegg and Skyline. WSE reviewed the historic reports and concluded that the check assay data indicates that the analytical results have been reasonably compiled. Also, standards were utilized during the drilling and the results indicate that there is reasonable control between the laboratories.

During the 2005-2006 program, standards and blanks were submitted to ALS Chemex with the sample shipments. The analytical standards were two commercially prepared reference standards purchased from RockLabs of New Zealand (SK21 and SG14). Standards were selected based on grade and mineralogical component. Both samples contained a high percentage of silica, feldspars, iron pyrites and minor quantities of finely divided gold. These qualities closely match the ore hosts at the Briggs deposit. The expected gold contents of the standards are based on analysis returned from a number of different laboratories (26 in the case of SK21 and 30 sets of values for SG14). Sk21 has an average gold concentration of 4.048µg/g with a 95% confidence interval 0.041µg/g. Standard SG14 has an expected average gold content of 0.989µg/g (+/- 0.019µg/g) at the 95% confidence interval. The “Certificate of Analysis” for each reference standard is available from Canyon. The “blank” was prepared from silica sand purchased from a local hardware chain.

In addition to monitoring results from the laboratory, the QAQC program highlighted areas that need to be changed or improved with respect to the submittal procedure. First, the silica sand did not prove to be sufficiently homogeneous to act as an adequate blank reference. The batches of sand also varied with respect to visible impurities. A much larger pure material of better known value will have to be developed on site. Figure 16-1 contains the results of for the blanks submitted with the drill samples. The samples averaged 0.025 ppm Au,

Fifty-five (55) splits of SG14, were submitted to ALS with the drill samples (Figure 16-2). The reported value for this standard is 0.989ppm. Results from ALS ranged from a low of 0.087ppm to a high of 1.22ppm Au. The average value reported during the 2005-06 drill programs was 0.9937ppm with a standard deviation of 0.1335.

Results for SK21 averaged 3.739ppm with a standard deviation of 1.3 (Figure 16-3). The standard has a reported gold concentration of 4.048ppm. The low analytical values are possibly attributed to the submittal procedures which caused the SG14 to be coded as SK21. Bill Fleshman has discussed this with the appropriate mine site personnel and changes will be implemented to prevent this from occurring in the future. The high value returned as SK21 (8.16ppm) appears to be a lab error. In the lab report, the adjacent sample to this high value contains a value near the acceptable value for the standard.

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Figure 16-1: Gold Assay Results from “Blank” Submitted with Drill Samples.

Figure 16-2: Gold Assay Results from Standard SG-14 Submitted with Drill Samples.

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Figure 16-3: Gold Assay Results from Standard SK-21 Submitted with Drill Samples.

In addition to the assay standards and blanks submitted to the ALS Chemex Laboratory, several duplicate samples collected at the drill rig were submitted to the on-site Briggs, assay facility. Duplicate samples were collected for every sample taken at the drill rig. The Briggs laboratory performed 947 gold analyses, 413 fire assays and 534 cyanide extraction assays on the drill samples. The mean for all of the fire assays completed by the Briggs lab averaged 0.031 oz Au/t. ALS returned an average of 0.036 oz Au/t for the same samples (Figure 16-4) indicating the Briggs facility has reported values with a slight underestimation.

At higher cutoffs, the difference increases (Figure 16-5). Using a cutoff of 0.01oz Au/t the ALS samples averaged 0.085 while Briggs on site lab averaged 0.071 opt for same set of duplicate samples. As indicated by the trend line, the dispersion increases at higher grades.

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Figure 16-4 shows the relative percent error for the duplicates between ALS Chemex and Briggs. None of the Briggs results were incorporated into the current resource estimations.

Figure 16-4: ALS Assays Compared to Briggs Onsite for Duplicate Drill Samples.

Figure 16-5: ALS Assays vs. Briggs Duplicate Drill Samples at 0.01 oz Au/t Cutoff

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Figure 16-6: Relative Percent Error- ALS Chemex vs Briggs Duplicates, >0.01opt

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17.0 ADJACENT PROPERTIES

The only adjacent properties of known significance are the Suitcase, Mineral Hill, Jackson and Cecil-R prospects just to the north of the Briggs Mine along the range front (respectively about 2.5 and four miles). These properties are controlled by Canyon. The Worldbeater and Gold Bug properties are currently active exploration properties but they are at much higher elevation in the Panamint Range and geologically dissimilar to the Briggs deposit.

An additional six RC holes were drilled at the Cecil-R prospect during the 2006 drill program. Total drilling at Cecil R now consists of 58 holes at about 200-foot spacing. The prospect has not been re-evaluated following the recent drilling. No reserves or resource has been reported for the prospect. Table 17-1 shows the summary statistics for the gold values from samples at Cecil-R.

Table 17-1: Statistics of Sample Au Values at Cecil-R Prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.385	3063	0.00586	0.01647	N/A	2.81
0.001	0.385	2985	0.00601	0.01666	0.00432	2.77
0.004	0.385	817	0.01846	0.02826	0.01665	1.53
0.007	0.385	532	0.02565	0.03283	0.02374	1.28
0.010	0.385	353	0.03417	0.03753	0.03224	1.10
0.015	0.385	254	0.04239	0.04142	0.04039	0.98
0.020	0.385	189	0.05071	0.04511	0.04869	0.89
0.030	0.385	113	0.06804	0.05149	0.06593	0.76
0.050	0.385	65	0.08915	0.05948	0.08686	0.67
0.100	0.385	14	0.17271	0.08234	0.17081	0.48

No new holes were drilled at the Jackson prospect during the 200 drill program. Total drilling now consists of 35 holes that are widely and irregularly spaced. No reserves or mineral resources have been reported for the prospect. Table 17-2 shows the summary statistics for the gold values from samples at Jackson.

Table 17-2: Statistics of Sample Au Values at Jackson Prospect

FROM	TO	#SMPLS	MEAN	STD DEV	MEANlogest	CV
0.000	0.370	2486	0.00340	0.01322	0.00215	3.88
0.001	0.370	2486	0.00340	0.01322	0.00215	3.88
0.004	0.370	329	0.01781	0.03285	0.01463	1.84
0.007	0.370	177	0.02897	0.04165	0.02588	1.44
0.010	0.370	103	0.04382	0.04953	0.04180	1.13
0.015	0.370	71	0.05797	0.05398	0.05661	0.93
0.020	0.370	55	0.06969	0.05614	0.06830	0.81
0.030	0.370	43	0.08195	0.05778	0.08027	0.71
0.050	0.370	29	0.10172	0.06112	0.09991	0.60
0.100	0.370	11	0.15327	0.07271	0.15124	0.47

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A plot of the statistics for Cecil-R and Jackson sample gold values were compared against the statistics for the remaining sample values at Briggs. Figure 17-1 shows the plot, which demonstrates that the style of mineralization is similar between the deposits.

Figure 17-1: Plot of Statistics for Cecil-R, Jackson and Briggs

The Mineral Hill and Suitcase deposits were acquired by Canyon in 2006. No new work has been conducted on these properties.

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18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Canyon has tracked the reconciliation of the reserve model and reported production since production commenced in 1996. The model has been dynamic as new drilling was added but represents the model in use at the time of comparison. The metallurgical and reconciliation data are shown in Table 11. The data shows that overall, the reconciliation was within acceptable industry standards (dominated by the large Main Briggs pit) but that individual pit phases were highly variable. This result is typical of many gold deposits in that an unbiased estimate for the global deposit can be created from development drilling but that due to variability within the ore body, local reconciliation estimates are much more difficult to develop. The monthly reconciliation at Briggs was highly variable but the yearly reconciliations were within acceptable industry standards, which equates to acceptable forecasting over the life of the mine. Control of the metallurgical balance was skewed when the processing philosophy changed to placing run-of-mine ore (ROM) on the leach pad without crushing. Approximately 4.8 million tons of ROM ore was place on the pad, reducing overall recovery rates.

Table 18-1: Historic Metallurgical Reconciliation

During operations, metallurgical testing was conducted on material placed on the heap. A combination of monthly crusher composite columns, bulk ROM composite columns and various bottle rolls were performed to assist in determining recoveries and operating parameters for the different pits and ore types. As previously stated, the lower recoveries from ROM material significantly lowered actual recovery to about 75.6 percent. The re-start of the Briggs Mine assumes that all ore will be crushed to improve recovery. Production experience and test work on Briggs’ ores clearly demonstrate a defined recovery to crush size relationship regardless of oxidized or non-oxidized state of the ore. The finer the crush size, the higher the recovery.

Experience indicates that recoveries in the range of 80 percent can be expected from ores crushed to a minimum of 60-80 percent passing at ¼ inch, the design size for the Briggs crushing plant. The following shows the predicted recoveries for the base case mine plan, which is based on the assumption that the reserves are 90 percent “Soft Ores” and 10 percent “Hard Ores”. It is anticipated that the characteristics of future ores will remain typical of those historically mined.

Test work on the high grade ores in the Goldtooth structure indicated similar recoveries and metallurgical characteristics to those seen in lower grade open pit ores. To confirm this finding, reverse circulation drill cutting samples from three drillholes from the Goldtooth North structure were submitted for bottle roll tests, gravity concentration and column test work. The samples were delivered to McClelland Laboratories, Inc. of Sparks, Nevada, on July 21, 2006.

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These samples were combined to form a composite sample for test work. This composite had a nominal screen size as received of 99 percent minus ¼ inch, 86.6 percent plus 200 mesh size range as developed by reverse circulation drilling. Assayed head grade for this sample was 0.139 opt Au and the sample was classified as sulfide. Bottle roll tests gold recovery from this sample after 96 hours of leaching was 69.5 percent. Grinding the composite to 80 percent-200 mesh and leaching for 72 hours developed a gold recovery of 94.6 percent indicating high amenability of gold recovery with cyanide leaching. Column leach testing on these samples showed that the composite was readily amenable to simulated heap leach cyanidation treatment. Gold recovery obtained from the sample after 118 days of leach was 77.4 percent and reagent requirements were moderate. While these samples were more finely crushed than the target size of the Briggs crusher, the results, with projection to 360 days, support a gold recovery target in the range of 80 percent for Goldtooth ore. It is anticipated that a crush size of 100% passing ¼ inch will be required to achieve target recoveries in ores from the Goldtooth structure.

Targeted recoveries used for mine planning are:

•	Briggs Main:	80 percent
•	BSU:	83 percent
•	Goldtooth North:	83 percent
•	Goldtooth U/G	80 percent

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19.0 MINERAL RESOURCE ESTIMATE

19.0 Definitions

The term “Mineral Resource”, “Inferred Mineral Resource”, Indicated Mineral Resource” and “Measured Mineral Resource” have the meanings ascribed to those term by The Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standard on Mineral Resources and Reserve Definition and Guidelines adopted by CIM Council on August 20, 2000, as those definitions may be amended from time to time by the Canadian institute of Mining, Metallurgy, and Petroleum.

19.1 Drillhole Database

The drillhole database for the estimation was transferred from the Project Manager‘s (Bill Fleshman) computer. The following is a description of the generation of that database. The drill data was taken from a MedSystem database that was verified by spot checking the original drill logs, assay sheets and collar locations. A second MedSystem database was located that included additional drillholes but some conflicts were noted with the original database. Validation supported the original database except for the additional holes. For the Briggs area only (Cecil R area, Jackson area and the underground drilling drillholes excluded), there were 78 holes with significant differences between the databases but 58 were only slight variations in hole depth). The data in the accepted database (DHCHKD) was correct in all but two cases, which were reversed coordinates (PN389 and PN390). These holes were verified by elevation plots and corrected in the DHCHKD database.

An additional 13 holes (PN 480-481, GT 102-110, GT114 and GT 117) were not in the DHCHKD database but were added after validating the holes by the original log and assay sheets. In validating the drill logs, an additional 16 logs were found with CN-assays from the Briggs lab only. The other holes had all been assayed by fire assay methods by outside commercial laboratories. Eight of the logs had coordinates and eight did not. The holes with coordinates were added to the database but assays were only recorded into a CN-Briggs assay field and are not used for grade modeling.

Bill Fleshman was responsible for the execution of the Briggs 2005 to 2006 drill program (ending Feb 2007) and for maintaining data entry for new holes. Spot checks of hole locations and assay entry were made during time at the Briggs Mine site. Database checks were also run within Gemcom software testing for hole or interval duplication and out of sequence intervals. The Gemcom software uses a Microsoft Access database. Table 19-1 lists the holes in the Briggs database exclusive of the Cecil R, Suitcase, Mineral Hill and Jackson areas.

Table 19-1: Drillholes in Briggs Database at July 2007

HOLE-ID	No of Holes	Footage
BN-holes	108	35,980
GT-holes	114	34,067
PN-holes	457	163,247
PNC-holes (core)	17	6,317
MW4	1	835
Briggs-pre2006	697	240,446
R-holes 2006 - 2006	108	36,702
Total Holes	805	277,148

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After database validation, assay data from Lab assay sheets for 17 holes were compared to the database assays. No discrepancies were noted except for “-1” and “1” recorded for missing samples. These values were missed in the import from MedSystem as “-2” was normally used for missing data. These values were set to “NS” in the database. The values could have caused problems in statistics and estimation.

19.2 Sample Assay Statistics

19.2.1 Analysis of All Gold Samples

Drilling is mostly by reverse circulation methods (RC) with assays collected on five -foot intervals. The PNC-holes were recorded as diamond holes. The statistics of all five-foot samples in the area of interest are shown in Figure 19.1. The mineralized population is defined by plus 0.008 oz Au/t values with a distinct background values below 0.005 opt.

There is an overlap between the mineralized and background values, as seen in Figure 19.1, which is a log-histogram plot of all sample values. The histogram is clipped to show the primary log-normal population. Once into the primary gold population, the coefficient-of-variation (CV) is very reasonable. There are only two samples above a 0.8 oz Au/t (0.840, and 2.150). With these samples clipped, the CV drops to 1.45 at a 0.01 cutoff.

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Figure 19-1: Log Histogram of Sample Values – UG Zones

19.2.2 Analysis of Mined Versus Unmined Samples

Because around half of the Briggs deposit has been mined, a comparison was evaluated for the samples from all the drilling versus the samples in the remaining (or unmined) portion of the deposit. Table 19-2 and Figure 19.2 show the comparison. The mean values for the remaining samples are slightly higher at lower cutoff grades and slightly lower at higher cutoff grades. The conclusion is that there is no bias to using all samples to model the deposit. Mining has not preferentially removed a higher grade portion of the deposit. Economic limits of previous mining were determined by strip ratio rather than grade.

Table 19-2: Comparison of All Samples Versus Unmined Samples

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Samples – All original and remaining rock
0.000	2.150	49892	0.00972	0.03009	N/A	N/A	N/A	3.09
0.001	2.150	38655	0.01255	0.03366	-5.59030	2.04122	0.01036	2.68
0.004	2.150	16597	0.02738	0.04747	-4.16138	0.96767	0.02529	1.73
0.007	2.150	12729	0.03423	0.05231	-3.80094	0.69594	0.03165	1.53
0.010	2.150	10016	0.04125	0.05697	-3.53105	0.53766	0.03830	1.38
0.015	2.150	7827	0.04919	0.06216	-3.29873	0.43778	0.04597	1.26
0.020	2.150	6224	0.05726	0.06739	-3.11109	0.37693	0.05379	1.18
0.030	2.150	4189	0.07286	0.07745	-2.82986	0.31197	0.06898	1.06
0.050	2.150	2219	0.10320	0.09665	-2.44620	0.25870	0.09858	0.94
0.100	2.150	652	0.18816	0.14534	-1.81248	0.21946	0.18218	0.77

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Table 19-2: Comparison of All Samples Versus Unmined Samples, continued

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Samples – All in remaining rock
0.000	2.150	30703	0.00566	0.02418	N/A	N/A	N/A	4.27
0.001	2.150	21628	0.00804	0.02848	-5.97175	1.53382	0.00549	3.54
0.004	2.150	6744	0.02281	0.04779	-4.37741	0.90927	0.01979	2.10
0.007	2.150	4683	0.03073	0.05553	-3.94966	0.69864	0.02731	1.81
0.010	2.150	3378	0.03940	0.06327	-3.61960	0.57052	0.03564	1.61
0.015	2.150	2433	0.04973	0.07195	-3.33036	0.48849	0.04568	1.45
0.020	2.150	1840	0.06001	0.08006	-3.10498	0.43538	0.05573	1.33
0.030	2.150	1178	0.07973	0.09449	-2.77173	0.36423	0.07505	1.19
0.050	2.150	651	0.11297	0.11689	-2.37485	0.29202	0.10765	1.03
0.100	2.150	234	0.19195	0.16706	-1.79559	0.21420	0.18480	0.87

Figure 19-2: Graph of All Samples Versus Samples In Unmined Rock

19.2.3 Analysis by Rock Type

Only the PN-holes have rock codes entered in the database as discussed above. The data is available on paper geologic logs but has not yet been entered. The available rock code data was evaluated and shows higher gold values for amphibolites and chlorite-rich rocks versus the felsic gneiss but the relationship is very complex and gradational. The division of amphibolites or chlorite-rich rocks compared to the felsic gneiss may be a factor controlling grade but these divisions are qualitative and more complex than using gold values. At the sample level the distinction is clear but it would be less apparent with 20-foot bench composites and even less clear when utilizing open pit mining methods. A refinement of the geologic model to identify high grade resource that may be amenable to underground mining was undertaken for this study, with a detailed geologic interpretation. For this exercise, however, mineral envelopes based on quantitative gold grade rather than qualitative rock codes were the preferred means of controlling the grade distribution in the model, but geology was considered in the interpretations. Table 19-5 shows the sample statistics by mineralized rock types and Figure 19.3 graphs the comparative distributions. The higher grade mean of the amphibolites and chlorite-rich rocks is apparent on the graph.

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Table 19-3: Statistics of Samples by Rock Type

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
Felsic Gneiss
0.004	1.114	7684	0.02167	0.03357	-4.29484	0.80610	0.02041	1.55
0.007	1.114	5703	0.02753	0.03722	-3.92895	0.55738	0.02598	1.35
0.010	1.114	4341	0.03355	0.04084	-3.65601	0.41449	0.03178	1.22
0.020	1.114	2473	0.04762	0.04961	-3.22793	0.27385	0.04546	1.04
0.050	1.114	700	0.08875	0.07859	-2.55812	0.18835	0.08510	0.89
0.100	1.114	135	0.18042	0.14450	-1.86267	0.22100	0.17340	0.80
Chlorite-rich Rocks
0.004	0.745	1470	0.03545	0.05018	-3.85022	0.96783	0.03452	1.42
0.007	0.745	1254	0.04071	0.05256	-3.59484	0.68619	0.03871	1.29
0.010	0.745	1076	0.04604	0.05495	-3.39968	0.52843	0.04348	1.19
0.020	0.745	773	0.05811	0.06068	-3.08499	0.36939	0.05501	1.04
0.050	0.745	295	0.10004	0.08186	-2.46819	0.25264	0.09615	0.82
0.100	0.745	79	0.18894	0.11704	-1.79202	0.21108	0.18517	0.62
Amphibolite Rocks
0.004	0.398	2041	0.03555	0.04038	-3.80393	0.94441	0.03573	1.14
0.007	0.398	1770	0.04023	0.04141	-3.57174	0.67864	0.03946	1.03
0.010	0.398	1537	0.04507	0.04238	-3.38528	0.51463	0.04381	0.94
0.020	0.398	1104	0.05675	0.04487	-3.06645	0.34079	0.05524	0.79
0.050	0.398	451	0.09226	0.05198	-2.48717	0.17590	0.09079	0.56
0.100	0.398	124	0.15405	0.06360	-1.93586	0.11589	0.15291	0.41

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Figure 19-3: Plot of Sample Means (logs) by Rock Type

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19.3  Geologic (Rock) Modeling

As demonstrated above, the amphibolites and chlorite-rich rocks have a higher mean grade than the quartz-feldspar rocks demonstrating that the more iron-rich rocks are more favorable for gold distribution; however, this division is very complex and not possible to model with the current level of geologic logging. Also, because the rock units are not discrete but are gradational units, there is a great deal of variability in logging by different individuals. The conclusion is that mineral envelopes based on quantitative gold grade rather than qualitative rock codes are the preferred means of controlling the grade distribution in the model, although geology information was considered where available.

The high grade and low grade model uses mineralized envelopes based on an approximate 0.10 and 0.02 gold-cutoff grade respectively. These cut offs are based on a preliminary cost analysis by Mr. Mark Odell, P.E. of Practical Mining LLC, Spring Creek, Nevada.

The grade envelopes were developed first in cross section (100-foot spaced east-west sections) using the five-foot assay and geological data. A series of blasthole files were combined and imported to a blasthole point database. The blasthole data provided an excellent representation of the ore in mined areas showing the precise ore/waste contacts and demonstrating the continuity of resource. The ore/waste contacts provided extra control in projecting the mineralized envelopes into the unmined rock. The ore envelopes were then transposed from cross section to the 20-foot bench plans. 3D solid models were then contrasted using the GEMS method of ‘two sets of polylines” - this allows the plan view interpretations to act as tie lines between the sectional interpretations, resulting in solids that are consistent in both planes. Some adjustments of the envelopes were required because the drillholes were not down-hole surveyed and minor drillhole deviation was apparent.

The Briggs deposit generally contains very low sulfides but there is a distinct increase in sulfide content with depth. Gold recovery at Briggs is more dependent of surface area exposed for leaching than on resource type. Gold recoveries in sulfides are only slightly lower than those seen in oxides if crushing is considered. The database makes no distinction concerning rock type as a result. Rock codes used for the 2006 model are as follows in Table 19-4.

Table 19-4: Model Rock Codes and Densities

Rock Type	Density-Cuft/Ton	Density- Tons/cuft	Block Model Code
Air	0.0	0.0000	0
Rock (waste)	12.2	0.0820	9
Low Grade Zone	12.2	0.0820	100
High Grade Zone	12.2	0.0820	200
Rock includes unmineralized Meta-volcanic and Meta-igneous rocks

Figure 19-4a shows the high grade 3D solid and high grade Goldtooth blasthole data in isometric view relative to the existing topography and pits. Figure 19-5b shows the high grade solid and surrounding low grade solid. Note that internal waste zones are explicitly not included in the high grade solid in the modeling process.

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Figure 19-4a: High Grade 3D Solid and High Grade Blasthole Data (Looking East)

Figure 19-5b: High Grade 3D Solid and Low Grade 3D Solid (Looking East)

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19.4 Density

Density is based on measurements of metallurgical samples taken in 1992 (Briggs Feasibility Study). Thirty-two samples from eight HQ-drillholes were analyzed for bulk density by McClelland Laboratories. Results were 11.9 cuft/ton and 12.0 cuft/ton respectively for samples less than and greater than 0.015 oz Au/t. A value of 12.2 cuft/ton was assigned to all in-situ rocks to account for voids. The values are supported by subsequent production.

19.5 Composite Statistics

The drillhole assay data was compounded into five-foot down-the-hole composites within the high grade and low grade 3D solids. This composite length was selected with reference to the 3D solid geological models for these zones of resource, which have an average width of five- to ten-feet. Composites that were <2-feet in length (40%) were discarded. Given that the sectional interpretations were largely snapped to assay intervals, not many of these residuals were generated. A limited amount of blasthole data from the Goldtooth pit area was incorporated in the high grade composite set. Blastholes falling within an extension of the high grade 3D solid through the pit were selected and then de-clustered using a 100-foot by 100-foot de-clustering grid in the plane of the zone.

19.6 Composite Statistics of Mineralized Zones

The five-foot mineralized zone composites were then tagged with the rock code from the appropriate 3D solid and this data extracted for analysis and modeling. The statistics of the composites within the mineralized zones are discussed below. Figure 19.6 shows the statistics and histogram for the mineralized composites from the high grade zone.

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Figure 19-6: High Grade Zone – Sample Statistics

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The sample data is approximately lognormally distributed, and relatively well behaved, with a coefficient of variation of 0.93. Figure 19-7 shows the lognormal probability plot for the same sample set. Based on the pronounced break at around 1 oz/t, a top cap was set at this value for interpolation (values > 1 oz/t are set to this value but retained in the sample set).

Figure 19.7: High Grade Zone – Probability Plot

Figure 19.8a shows the statistics and histogram for the mineralized composites from the low grade zone. There are a number of samples that are above the 0.1 oz/t cutoff utilized to develop the high grade solid. These samples represent isolated zones of higher grade in the low grade envelop that were of insufficient continuity, or of insufficient width to be either incorporated or modeled as separate high grade zones. This higher grade tail is markedly evident in the low grade probability plot, Figure 19-8b.

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Figure 19-8a: Low Grade Zone - Sample Statistics

Figure 19-8b - Low Grade Zone Probability Plot

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19.7 Outliers and De-clustering

Based primarily on the marked break in the high grade log-probability plot, a top-cut of 1.0 oz Au/t was selected. That is, composite values above 1.0 oz Au/t will be cut to 1.0 oz Au/t during modeling. The top-cut affects one composite or 0.60% of the composite database.

Clustering would be present if a disproportionately large percentage of intercepts are concentrated within a limited area of higher grade resource. Given the overall spacing of the drilling, de-clustering of the data was not considered necessary in this case, other that that performed on the blasthole data, which is at a 15-foot by 15-foot by 20-foot spacing.

19.8 Blasthole Data

As mentioned earlier, the blasthole data can provide an excellent representation of the ore resource. Modeling ore outlines from the blast holes in section and plan can provide the true ore/waste contacts that can be projected into the remaining deposit. High-grade resource can also be modeled with much better control than could be done with normal drillhole spacing. The data also provides valuable statistical (Table 19-55 and variogram information that gave confirmation to the drilling data.

Table 19-5: Statistics of Blasthole Data

FROM	TO	#SMPLS	MEAN	STD DEV	LN MEAN	LN VAR	MEANlogest	CV
All Blast Holes (8 samples above 0.8 oz Au/t excluded)
0.004	0.800	101196	0.02347	0.02931	-4.17202	0.76003	0.02255	1.25
0.007	0.800	81044	0.02806	0.03109	-3.88810	0.53792	0.02681	1.11
0.010	0.800	63648	0.03343	0.03310	-3.64210	0.39776	0.03196	0.99
0.020	0.800	38112	0.04579	0.03799	-3.25586	0.26883	0.04409	0.83
0.050	0.800	9593	0.08912	0.05514	-2.53699	0.19573	0.08724	0.62
0.100	0.800	2203	0.16781	0.06812	-1.85078	0.12201	0.16700	0.41

The blasthole data supports the validity of the exploration and development sampling at Briggs. Figure 19-9 shows a comparison of the blastholes to the 20-foot bench composites samples used from the mined (open pit) areas. The blast holes are AA-analysis and should be slightly lower than the composite values as shown in the figure.

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Figure 19-9: Plot of Blastholes Versus All 20-Foot Bench Composites

19.9 Topographic and Interface Models

The topographic surface utilized for this study was based on a digital terrain model (DTM) generated from a recent flyover conducted in March 2007.

19.10 Variogram Analysis

Given the relatively small number of samples falling in the modeled solids, standard 3D variographic analysis proved inconclusive. The data was therefore composited across the solid and rotated into a 2D plane for analysis. There are several mathematical functions that measure variability in space, and Reserva has found that the correlogram, which is a variant of the semi-variogram, generally provides a stable estimate of spatial continuity. The correlogram measures the correlation coefficient between two sets of data, comprising values at the heads and values at the tails of vectors with similar direction and magnitude. For ease of modeling, the correlogram value is subtracted from one and is presented in a similar graphical form to the variogram. In this report the correlograms presented this way are referred to as variograms. Table 19-6 shows the modeling parameters used to generate the grade model.

Table 19-6: Summary of Variogram Parameters

Area	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	Azimuth/Dip Z-Direction	X-Range (ft)	Y-Range (ft)	Z-Range (ft)
High Grade N	290° / -70°	20° / 0°	110° / -20°	192	130	12
High Grade S	270° / -70°	0° / 0°	90° / -20°	192	130	12
Low Grade N	290° / -70˚	20° / 0°	110° / -20°	192	130	12
Low Grade S	270° / -70°	0° / 0°	90° / -20°	192	130	12

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The variograms and parameters are shown in Figure 19-10, Figure 19-11 and 9-12

Figure 19-10: Mineralized Zones– Direction 0° (Corresponds to Azimuth 20°)

Figure 19-11: Mineralized Zones– Direction 90° (Corresponds to Azimuth 290°)

Note: The initial point has an insufficient number of pairs for inclusion in model.

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Figure 19-12: Mineralized Zones– Down-the-Hole (Corresponds to Cross-Dip Direction)

19.11 Grade Modeling Methodology

19.11.1 Mineral Resource Modeling Strategy

The objective of the work commissioned by Canyon Resources was to generate a block model incorporating available assay data and 3D modeling of an identified high grade Goldtooth zone that would be appropriate for underground evaluation and mine planning. The block size and sample support (five-feet down-the-hole composites) assume an underground evaluation using narrow stopes and cut-off grades around 0.10 ounces per ton gold (oz Au/t).

Detailed geological interpretation by Mr. Bill Fleshman in section and plan was combined to develop 3D solid models to constraint the high grade and low grade mineralized zones. The selected methodology was a polygonal interpretation in cross section of the mineralized zones followed by projection to 20-foot level plans for interpretation of plan view polygons. The final geologic models are 3D solids generated by using the two sets of polygonal interpretations. These 3D solids are then read into a block model to control the estimation process and provide necessary geological controls. The entire mineralized zone is modeled together, but with orientation parameters adjusted in the south to accommodate the change in strike.

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The resource estimate includes resource at the measured, indicated and inferred level of confidence and does not represent resource that is economically feasible to mine. The estimate, however, would qualify as a Resource under Canadian (CIM Definition Standards) guidelines.

19.11.2 Geologic Modeling

A polygonal model of the high grade and low grade Goldtooth resource based on the assay and geological data was generated on east-west cross sections spaced 100 feet apart. The task provided an excellent feel for the geometry of the zones. The sectional model was transposed to 20-foot level plans and the polygonal model completed on level plans. 3D solid models for both zones were then generated using both the sectional and plan interpretations. The 3D models were then used to code a rock type block model. Given that a particular block could contain any combination of high grade, low grade and waste material, a GEMS ‘partial’ block model was utilized. A partial block model stores the percentage of the different material types within the block, and allows appropriate estimation data and parameters to be used in subsequent grade interpolation. Grade values are then only assigned to blocks with a mineralized code. Air and waste rock codes were added to the block model by use of surfaces.

19.11.3 Modeling Parameters

Table 19-7 shows the modeling parameters used to generate the grade models. The model was generated separately for the high grade and low grade zones. Ordinary kriging was used for all areas and three passes were utilized. The initial run used search distances at approximately half of the variogram range and defines measured material. Material at the indicated level of confidence was delineated from a second pass using search distances at twice the previous values. A third pass with search distances three times those of the first pass defined inferred material, along with reduced minimum composites. A nearest neighbor model was also generated for comparison purposes. A maximum of two samples per hole forces the use of samples from a least two holes.

Table 19-7: Summary of Modeling Parameters

Pass	Azimuth/Dip X-Direction	Azimuth/Dip Y-Direction	X-Search Distance-ft	Y-Search Distance-ft	Z-Search Direction-ft	Top Cut oz Au/t	Max. Hole	Min /Max Comps
Pass 1	290° / -65°	20° / 0°	75	75	20	1.0	2	3/16
Pass 2	290° / -65°	20° / 0°	150	150	40	1.0	2	3/16
Pass 3	290° / -30°	30° / 0°	540	60	120	1.0	0	3/16
South
Pass 1	270° / -65°	0° / 0°	75	75	20	1.0	2	3/16
Pass 2	270° / -65°	0° / 0°	150	150	40	1.0	2	3/16
Pass 3	270° / -65°	0° / 0°	540	60	120	1.0	0	3/16

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19.12 Mineral Resource Summary

The estimate of the high grade and proximal low grade mineral resource in the Goldtooth structure is shown Table 19-8. High grade mineral resources at the Measured and Indicated level of confidence are estimated as 344,926 tons grading 0.223 oz Au/t (76,866 ounces). Additional high grade mineral resource at the Inferred level of confidence is estimated at 425,746 tons grading 0.209 oz Au/t (88,964 ounces). The estimates do not represent economic resource as no mining plan is yet developed.

Table 19-8: Mineral Resource Summary for Goldtooth High and Low Grade Zones
(MEA=Measured, IND=Indicated, INF=Inferred),

		Volume	Density	Tonnage	AU	AU_P
Classification	Cut-Off	FT3 / 1000	T per FT3	T/1000	OPT	Oz
HIGH-MEA	Au >= 0.1 OPT	735.514	0.082	60.312	0.205	12,366
HIGH-IND	Au >= 0.1 OPT	3,470.902	0.082	284.614	0.227	64,500
HIGH - MEA+IND	Au >= 0.1 OPT	4,206.416	0.082	344.926	0.223	76,866
HIGH-INF	Au >= 0.1 OPT	5,192.016	0.082	425.745	0.209	88,964

LOW-MEA	Au >= 0.02 OPT	4,160.837	0.082	341.189	0.046	15,738
LOW-IND	Au >= 0.02 OPT	15,597.906	0.082	1,279.028	0.045	57,458
LOW - MEA+IND	Au >= 0.02 OPT	19,758.742	0.082	1,620.217	0.045	73,196
LOW-INF	Au >= 0.02 OPT	31,253.608	0.082	2,562.796	0.051	131,593

HIGH - MEA+IND	Au >= 0.1 OPT	4,206.416	0.082	344.926	0.223	76,866
LOW - MEA+IND	Au >= 0.02 OPT	19,758.742	0.082	1,620.217	0.045	73,196
TOTAL - MEA+IND		23,965.158	0.082	1,965.143	0.076	150,062

HIGH-INF	Au >= 0.1 OPT	5,192.016	0.082	425.745	0.209	88,964
LOW-INF	Au >= 0.02 OPT	31,253.608	0.082	2,562.796	0.051	131,593

19.13 Model Validation

A number of methods were used to validate the grade modeling:

•	Visual comparison of block and sample grades on plan and section

•	Global statistical comparison of block an de-clustered (nearest neighbor) sample grades

•	Local comparison of block and de-clustered (nearest neighbor) sample grades

19.13.1	Visual Comparison

Few discrepancies between block and sample grades were observed.

19.13.2	Global Statistical Comparison

The mean of the block grades should be within five percent of the mean of the de-clustered (nearest neighbor) samples for an acceptable comparison for global bias. As tabulated in Table 19-9, the difference in means is within this range.

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Table 19-9: Comparison of Global Means - Block Grades Versus Samples

Item	Number	Min.	Max.	Median	COV	Mean	% Diff
Blocks	6359	0.11	0.77	0.20	0.33	0.212	-
Samples	6359	0.10	1.00	0.16	0.69	0.202	-4.7

19.13.3	Local Comparison of Block and De-clustered Sample Grades

‘Swath’ plots were generated to check for local estimation bias. Average kriged block values on a series of parallel slices are plotted against the average de-clustered (nearest neighbor) values in the three primary model directions (row, column and level), as illustrated in Figures 19-13 to 19-15.

Figure 19-13a: High Grade Au Grade Swath Plot - Easting

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Figure 19-13b: Number of Blocks/Samples Swath Plot – Easting

Figure 19-14a: High Grade Au Grade Swath Plot - Northing

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Figure 19-14b: Number of Blocks/Samples Swath Plot – Northing

Figure 19-15a: High Grade Au Grade Swath Plot - Elevation

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Figure 19-15b: Number of Blocks/Samples Swath Plot – Elevation

Kriged blocks generally honour the distribution of de-clustered (nearest neighbour) sample grades, indicating that there is no local bias. Deviations notes generally correspond to areas where the number of samples is low.

19.14 Geological Design Parameters

Although the mineral resource estimate does not represent a reserve, several assumptions relative to underground mining have been made.

1)
Block size – The model has block dimensions of 20 by 25 by 20 feet, but the percentage falling into the high grade and low grade solids has been recorded. The 3D solid outlines will be the ultimate constraints in underground stope design. The block size is appropriate to the drill spacing of about 100 feet although at the lower limit for optimal kriging.

2)
Dilution and Ore Loss – Based on the blasthole analysis, ore/waste contacts are fairly sharp within the 15-foot spacing of the blastholes. The low grade mineralized zone was modeled to provide an estimate of the hangingwall and footwall dilution incorporated in stope designs. Initial geotechnical assessment indicates that there should be minimum overbreak.

3)
Cutoff Grade – Resource is reported at a 0.10 oz Au/t cutoff grade for the high grade zone and 0.02 oz Au/t or the low grade zone. These grades are derived from current mining costs for filled and unfilled stopes and a range of gold prices from $450 to $750/oz. The cutoff grades utilized reflect those calculated using a $525 gold price. The recovery used in the calculations was 80% for plant feed, based on the assumption that all material mined from the Goldtooth high grade zone would be crushed to a size of 100% minus ¼ inch to achieve this recovery rate. The actual recovery for material placed on the pads for the life of mine is 77 percent which includes ROM, oxide and sulfide material at various cutoff grades.

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Figure 19-16: Goldtooth Underground Cutoff Grades Versus Gold Price – June 2007

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20.0 OTHER RELEVANT DATA AND INFORMATION

The Briggs Mine operated during the period starting in January 1996 and ceased mine production in April 2004. This section describes the operating practices that were used during this period. Future development will depend on the results of feasibility work currently underway by Canyon.

20.0 Mining

In 1997, the first full year of mining, a total of 9.3 million tons of material was mined. Production increased to a peak of 11.5 million tons in 2001. Mine production came from three pits which are in close proximity to each other along the Panamint Range front – North Briggs, Main Briggs, and Goldtooth. A final strip ratio for the open pit mining, during this period, was 2.2:1.

Benches, 20 feet in height, were drilled with rotary blasthole drills on a 15-foot square grid. The 6.75 inch diameter holes were drilled to a depth of 23 feet allowing three feet of sub-drill to adequately break the toe. A 0.25-pound explosive charge of water gel (a booster) was attached to an 18-grain detonating cord down line and is lowered to the bottom of the hole. Once the hole had been primed, a pneumatic drill truck filled the holes with blasting agent composed of ammonium nitrate and fuel oil (ANFO). Once the holes were loaded and back-filled with drill cuttings, the holes are connected together using non-electric surface delay detonators. A timed delay between firing of adjacent holes reduced the energy released at any one time and is necessary to minimize damage to the pit wall. When the holes are “tied in”, a shock-tube line was laid out to a safe location. The blasting sequence commences once the pit was cleared.

Loading was accomplished with 13-cubic yard capacity wheel loaders. These loaders can load a 85-ton haul truck in less than two minutes with four passes (buckets of rock). A fleet of seven 85- ton (Caterpillar 777) haulage trucks transported ore to the crusher or leach pads. Waste material was transported to nearby overburden piles.

20.1 Ore Control

Ore zone determination was accomplished by interpolation of the 15-foot spaced blast hole assay values. Samples were collected for each blasthole using a through-the-deck rocket sampler. Approximately five pounds of drill cuttings were collected from each blasthole and were assayed for total gold using fire assay methods for most of the holes drilled. Drillhole locations were surveyed before blasting and were matched with the assay value. The assay values were then plotted on bench maps and the ore waste lines interpreted manually. Polygons with minable shapes were drawn around the ore blocks that were then staked in the pit and mined appropriately.

20.2 Processing

The Briggs Mine used both crushing and run of mine heap leaching to recover the gold in the ore. The heap leach pads are double lined with total heap height reaching 180 feet, consisting of up to six 30-foot lifts or layers. Each layer is leached for an initial duration of about 90 days. Subsequent lifts are placed above these inactive ores and leached. The leach solution passing down through the resting ore will collect the residual gold along with the gold recovered through the primary leaching of the topmost ore heap. Crushing was to 80 percent minus ¼-inch with recoveries of 72 percent to 84 percent. In 2002, the crusher circuit was deactivated. Recovery from the ROM material is estimated at 65 percent but with improved total cost.

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Leach solution is applied to ores using a matrix of drip-emitter tubing. The emitter tubing distributes the leach solution evenly over the top of the heap. The emitters are spaced on thirty-inch centers and buried at a depth of 18 inches to eliminate any ponding and to minimize evaporation. Typically, there is between one million square feet under leach, for an application rate of between 0.003 and 0.004 gallons per minute per square foot.

The gold solutions draining from the heaps flow to the pregnant pond. The pregnant pond is fitted with a floating cover to protect wildlife and also minimize solution evaporation. From the pregnant pond, the solution is pumped to two sets of up-flow five-stage vertical carbon columns at a combined rate of 3,000 gallons per minute. The columns each hold a total of 10 tons of carbon, two tons per stage for a combined total of 20 tons. The carbon adsorbs the gold from the leach solution. As the carbon removes the gold from the pregnant solution, the solution becomes barren of gold, i.e. barren solution. The barren solution is returned to the leach pads and then distributed over the heaped ore, continuing the leach solution cycle between the leach pad and the gold recovery carbon columns. The carbon is removed from the top columns when the gold loading is between 60 and 80 oz Au per ton.

Gold is removed from the carbon using a pressurized hot cyanide-caustic strip solution process. The gold laden strip solution flows into electrowinning chambers where the gold is deposited on stainless steel mesh cathodes. The strip solution is recycled to continue stripping gold from the carbon. The carbon transfer cycle links the gold recovery solution cycle to the production of gold doré. The gold deposits on stainless steel wire mesh as a "sludge." Periodically, the sludge is removed from the cathodes. The sludge is dried, mixed with flux and smelted into gold doré. The Briggs Mine refinery produces a typical doré of 70 percent gold and 20 percent silver.

20.3 Reclamation

The Briggs Mine is currently not active and has initiated portions of the formal closure or reclamation activities. The closure and reclamation plan has been developed to comply with the California Code of Regulations, Bureau of Land Management guidelines, the Conditional Use Permit Requirements with Inyo County, and the Surface Mining and Reclamation Act. Closure and reclamation at the Briggs Mine will be performed for complete decommission of the associated mining facilities, and to enhance a self-supporting ecosystem that will provide for the post-mine land uses of wildlife habitat, mineral exploration, and recreation. The plan has been developed to achieve the following objectives:

1)	Ensure public safety, reduce or eliminate adverse environmental impacts, and to provide visual compatibility with the surrounding landscape;

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2)	Return site areas to be reclaimed, such as plant and administration areas, to a condition similar to that which existed prior to commencement of mining activities;

3)	Re-establish a stable environment that will support a diverse self-sustaining vegetation community consistent with the land use objectives;

4)	Minimize off-site impacts by controlling infiltration, erosion and sedimentation.

Some of the reclamation activities that have been completed include re-contouring, topsoil placement and broadcast seeding of the north and south waste rock sites, scarifying and broadcast seeding of compacted surfaces to encourage plant growth, minimizing waste rock disposal sites by dumping waste in mined areas of the open pits. In addition, the top three-four benches of the heap leach pad have been smoothed to the stipulated 3H:1V slope angle, which leaves only the bottom two benches to be smoothed once final drain down is accomplished.

20.4 Reconciliation of June 2006 Model with July 2007 Model

The June 2006 estimate of mineral resource for the Briggs Mine was focused on developing potential open pit material. Block sizing, kriging parameters and methodology used at the time was appropriate for this goal. This current estimate utilizes methodologies that are appropriate for estimating a narrow, high grade underground structure.

Some overlap of these two models exists, primarily in the area of the Goldtooth open pit. The overlap between these two models requires reconciliation before a final estimate for the overall Briggs Mine can be presented. For the purposes of this reconciliation, the present July 2007 model is given preference over the June 2006 model on the assumption that high grade material previously reserved for open pit mining would be mined by underground methods. This will result in lower overall surface disturbance at the property. The estimate of resource from the June 2006 study is shown in table 20-1.

Table 20-1: Estimate of Remaining Resource in the Briggs Deposit – June 2006

	Cut-off	Volume	Density	Tonnage	Au Grade	Product
Classification	(oz Au/t)	(Cuft /1000)	(T / cuft)	(Tons/1000)	(oz Au/t)	(Ounces)
Measured	0.01	71,749	0.082	5,883	0.024	143,500
Indicated*	0.01	162,564	0.082	13,330	0.022	287,000
Measured + Indicated	0.01	234,313	0.082	19,214	0.022	430,500
Inferred	0.01	53,241	0.082	4,366	0.023	98,600
*Note: NBR underground mining is deducted from indicated

The total mineral resource in conflict between the two models, using the June 2006 methodology is shown in table 20-2.

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Table 20-2: Conflicted Mineral Resource

	Cut-off	Volume	Density	Tonnage	Au Grade	Product
Classification	(oz Au/t)	(Cuft /1000)	(T / cuft)	(Tons/1000)	(oz Au/t)	(Ounces)
Measured	0.01	3476	0.082	285	0.045	13000
Indicated*	0.01	12455	0.082	1021	0.034	35100
Measured + Indicated	0.01	15931	0.082	1306	0.037	48100
Inferred	0.01	2334	0.082	191	0.027	5200

Remaining mineral resource contained outside of the Goldtooth wireframe model that may be suitable for use in open pit reserve estimation is shown in Table 20-3.

Table 20-3: Estimate of Remaining Mineral Resource in the Briggs Deposit Outside the Goldtooth Wireframe Model After Subtraction of Material Contained in the Briggs July 2007 Model

	Cut-off	Volume	Density	Tonnage	Au Grade	Product
Classification	(oz Au/t)	(Cuft /1000)	(T / cuft)	(Tons/1000)	(oz Au/t)	(Ounces)
Measured	0.01	68273	0.082	5548	0.024	130500
Indicated*	0.01	150109	0.082	12309	0.021	251900
Measured + Indicated	0.01	218382	0.082	17857	0.021	382400
Inferred	0.01	50907	0.082	4175	0.022	93400
*Note: NBR underground mining is deducted from indicated

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21.0 INTERPRETATION AND CONCLUSIONS

The Briggs Mine operated between January 1996 and April 2004 but has continued to recover gold from the heaps. Briggs produced gold by heap leaching both crushed and uncrushed (run-of-mine) material placed on leach pads. A total of 23.5 million tons of material grading 0.031 oz Au/t containing nearly 740 thousand ounces of gold was placed on the leach pads. A total of 51.6 million tons of waste has been mined, indicating an overall stripping ratio of 2.186:1 over the life of the mine. Nearly 555 thousand ounces of gold have been recovered by leaching since 1996. The cost to produce an ounce of gold has averaged $307 per ounce recovered.

A total of 108 additional drillholes were completed at Briggs during the 2005-2006 drill campaign taking the drillhole database to 805 drillholes. The objective of the drilling was to better delineate the resource around the previously mined pits and to develop additional resource associated with the Goldtooth Fault structure. The drilling was successful in expanding the estimate of resources for the property.

High grade mineral resources at the measured and Indicated level of confidence is estimated as 344,926 tons grading 0.223 oz Au/t (76,866 ounces). Additional high grade mineral resource at the inferred level of confidence is estimated at 425,746 tons grading 0.209 oz Au/t (88,964 ounces). The estimates do not represent resource that is economically feasible to mine as no mining plan is yet developed. The success of the definition of a high grade zone, potentially mineable by underground methods, and the increased price of gold suggest that additional material can be mined at Briggs.

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22.0 RECOMMENDATIONS

The initial recommendation is to complete a reserve evaluation utilizing this revised estimate of mineral resource. Canyon is currently completing this phase of work. Assuming positive results of the reserve evaluation, the following work is recommended relative to improving the resource estimate at a cost likely to exceed $1.0 million.

1)	Complete additional infill drilling to creating a greater confidence in the estimate and to convert the large percentage of resource to measured and indicated status:
a	Survey new holes to accurately locate high grade structure;
b	Include core drilling as a percentage of the total footage to provide improve geologic guidance.

2)	Consider an underground drifting and test mining program:
a.	Validate block grades and estimates of resources;
b	Confirm geologic interpretation;
c	Develop ore control systems;
d	Determine ground support requirements;
e	Develop underground drill stations:
f	Validate location of the high grade structure within the low grade envelope;
g	Determine dilution factors expected from low grade envelope;
h	Develop bulk samples for additional metallurgical test work.

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23.0 REFERENCES

John D. Taylor, 2006, Technical Report on the Briggs Mine Project, Inyo County, California, USA, prepared for Canyon Resources Corporation.

WLR Consulting, Inc., 2006, Mining Study of the CR Briggs Gold Project, Inyo County, California, prepared for Canyon Resources Corporation

John D. Taylor, 2007, Interim Mineralized Material Estimate, Goldtooth underground Zone, Briggs Mine, Inyo County, CA, prepared for Canyon Resources Corporation

Practical Mining LLC, 2007, Interim Report on the Development of the Goldtooth Underground Mine and Statement of Reserves as of December 31, 2006, prepared of CR Briggs Corporation

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24.0 DATE AND SIGNATURE PAGES

CERTIFICATE OF QUALIFIED PERSON

Timothy J. Carew
12955 Fieldcreek Lane, Reno, Nevada 89511
Tel: (775) 853-2227
e-mail: timc@reservainternational.com

I, Timothy J. Carew, P.Geo. am the Principal of Reserva International LLC, located at 12955 Fieldcreek Lane, Reno, Nevada 89511.

I am a member of the Association of Professional Engineers & Geoscientists of British Columbia, Canada and I am a Chartered Engineer of the Institute of Materials, Minerals and Mining, UK. I graduated with a Bachelor of Science degree in Geology (Honors) from the University of Rhodesia in 1973, a Bachelor of Science degree in Geology (Special Honors) in 1976 and a Masters of Science degree in Mineral Production Management from the University of London, Royal School of Mines in 1981.

I have practiced my profession in geology and mining continuously for over 31 years in operations and consulting and have been involved in mine designs, production planning, resource and reserve estimation and strategic planning at asbestos, copper, gold, molybdenum and bauxite operations in Canada, the United States, Zimbabwe, the Caribbean, Ghana, Australia, Jamaica, and the CIS. I have worked for Shabanie and Mashaba Mines (Pvt.) Ltd., Brinco Mining Ltd., Cassiar Mining Corporation, Princeton Mining Corporation, and Gemcom Software International, Inc.

As the result of my education and experience I am a Qualified Person as defined in National Instrument 43-101.

I am responsible for preparation of the Technical Report titled Technical Report - Briggs Mine Underground Project, Inyo County, California, USA dated 26 July, 2007 and edited May 2008, except for Sections 19.1 and 19.11.2 for which other qualified persons were responsible. I have visited the property.

I have had no other prior involvement with the property that is the subject of the Technical Report.

I certify that, to the best of my personal knowledge, information and belief, that the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.

I am independent of Canyon Resources Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and certify that the Technical Report has been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.

Dated at Reno, Nevada this 2nd day of June, 2008.

Timothy J. Carew P.Geo.

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CERTIFICATE OF QUALIFIED PERSON

Bill R. Fleshman
(16025 Edmands Dr.
Reno, NV 89511)
(775-219-5791)
(brfleshman@aol.com

I, Bill R. Fleshman am a Geological Consultant with an office located at 16025 Edmands Dr, Reno, Nevada 89511.

I am a Certified Professional Geologist (10742) and a member of the Australian Institute of Mining and Metallurgy. I graduated with a (Bachelor of Science degree in Geology, Western Washington State University) in 1973.

I have practiced my profession in geology continuously for over (22) years in operations and (11) years consulting and have been involved in both exploration and mining projects.

As the result of my education and experience I am a Qualified Person as defined in National Instrument 43-101.

I am responsible for preparation of Section 19.1 and Section 19.11.2 for of the Technical Report titled Technical Report - Briggs Mine Underground Project, Inyo County, California, USA dated 26 July, 2007 and edited May 2008. I have visited the property on a number of occasions.

I have had no other prior involvement with the property that is the subject of the Technical Report.

I certify that, to the best of my personal knowledge, information and belief, that the technical report contains all scientific and technical information required to be disclosed to make the report not misleading.

I am independent of Canyon Resources Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and certify that the Technical Report has been prepared in compliance with that Instrument. I further certify that, as of the date of this certificate, the Technical Report contains all of the information required under Form 43-101F1 in respect of the property that is the subject of the report.

Dated at Reno, Nevada this 2nd day of June 2008.

“Signed and Sealed”

“Bill R. Fleshman”
Bill R. Fleshman CP. Geol.

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25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

A description of the previous mining operation is given in Section 20. Future mining is anticipated to use underground mining methods however, reserve and feasibility work are in progress and no mine plan is yet developed.

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26.0 APPENDIX A – LIST OF CLAIMS

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PN 1-15	89	437-451	220155-220169
AMS 1-3	83	4556-4558	133914-133916

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
BRIGGS 1-6	91	3369-3374	246346-246351
KEN 3	91	2118	244875
MK 5-7	85	2310-2312	168017-168019
MK 8	89	1951	224950
MK 10-14	89	1953-1957	224952-224956
WTL 6-14	85	272-280	164557-164565
WTL 22-23	85	288-289	164573-164574
WTL 29-30	85	290-291	164575-164576
WTL 32	85	293	164578
WTL 34	85	295	164580
PN 1-13	89	388-400	220106-220118
PN 43-47	89	430-434	220148-220152
PN 154-158	89	3357-3361	225768-225772
PN 182-185	89	3375-3378	225796-225799
PN 258-262	89	3451-3455	225872-225876

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The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	BOOK	PAGE	BLM NO. (CAMC)
PAN 9-22	25	806-819	28364-28377
PAN 26-32	125	823-829	28381-28387
PAN 35	125	832	28390
PAN 37-38	125	834-835	28392-28393
PAN 46-47	125	837-838	28395-28396
PAN 101	126	181	33613
PAN 102-114	126	158-170	33614-33626
PAN 118-123	126	174-179	33630-33635
PN 284-286	89	3477-3479	225898-225900
PN 431-432	89	3535-3536	225956-225957
PN 439	89	3543	225964

The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM NAME	INYO CO DOC #	LOCATION DATE	BLM NO. (CAMC)
MP 1-12	2006-1006-1017	1/21/2006	285111-285122
CECIL 1-39	2006-967-1005	1/23-24/2006	285126-285164

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The following unpatented mining claims are owned by CR Briggs Corporation, whose address is 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401 and are located in Inyo County, California.

CLAIM			1ST AMENDMENT		2ND AMENDMENT		BLM NO.
NAME	BOOK	PAGE	BOOK	PAGE	BOOK	PAGE	(CAMC)
Argonaut 1	58	527	126	197	92	1638	1725
Argonaut 2	58	528	126	198	92	1637	1724
Argonaut 3	58	529	126	199	92	1251	1726
Argonaut 4	58	530	126	200			1728
Argonaut 5	58	531	126	201	92	1636	1727
Argonaut 6	58	532	126	202			1729
Argonaut 7	58	533	126	203	92	1253	1730
Argonaut 8	58	534	126	204	92	1254	1731
Argonaut 9	58	535	126	205	92	1255	1744
Argonaut 10	59	245	126	206	92	1256	1732
Argonaut 11	108	719	126	207	92	1635	1743
Argonaut 12	108	720	126	208			1742
Argonaut 13	108	721	126	209			1734
Argonaut 14	108	722	126	210			1735
Argonaut 15	108	723	126	211			1741
Argonaut 16	111	868	126	212			1740
Argonaut 17	111	870	126	213			1739
Argonaut 18	111	872	126	214			1738
Argonaut 19	111	874	126	215			1737
Argonaut 20	111	876	126	216	92	1639	1736

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Technical Report - Briggs Mine Underground Project, Inyo County, California, USA	Page 85

The following unpatented mining claims are owned by Keith Kummerfeld, et. al., whose address is 645 Union Street, Encinitas, California 92024 and are located in Sections 14 and 23; Twp. 22 South, Range 44 East, MDB&M, Inyo County, California.

			AMENDED
CLAIM NAME	BOOK	PAGE	BOOK	PAGE	BLM NO. (CAMC)
CECIL R 1	108	315	92	1414	38478
CECIL R 2	108	316			38479
WTL 1	117	300			38477
WTL 2	117	301			38476
WTL 3	117	302			38475
WTL 4	117	303			38474
WTL 5	117	304	92	1640	38473
WTL 24	117	323			38466
WTL 25	117	324			38465
WTL 26	117	325			38464
WTL 27	117	326			38463
WTL 28	117	327			38462

The following patented mining claims and millsite are owned by Merrill Womach, whose address is 122 East Montgomery Street, Spokane, WA 99207 and are located in portions of Sections 26 and 35, Township 22 South, Range 44E, M.D.M., Inyo County, California.

PATENTED CLAIM NAME	MINERAL SURVEY NUMBER
Comet	4556 A
Shooting Star	4556 A
Scotchman Millsite	4556 B

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Technical Report - Briggs Mine Underground Project, Inyo County, California, USA	Page 86

27.0 APPENDIX B – ILLUSTRATIONS (PLANS AND CROSS SECTIONS)

Insert sections and plans associated with Goldtooth high grade zone.

Appendix B

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2000.0Y
11000.0 E
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
AU_ASSAY
0.01000 - 0.03000
0.03000 - 0.06000
0.06000 - 0.10000
0.10000 - 1000.00000

Goldtooth Underground
Section 6000N

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Goldtooth Underground
Section 6500 N

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Goldtooth Underground
Section 7000N

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Technical Report - Briggs Mine Underground Project, Inyo County, California, USA	Page 90

Goldtooth Underground
Section 7500N

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Technical Report - Briggs Mine Underground Project, Inyo County, California, USA	Page 91

11000.0 E
11500.0 E
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
AU_ASSAY
0.01000 - 0.03000
0.03000 - 0.06000
0.06000 - 0.10000
0.10000 - 1000.00000

Goldtooth Underground
Section 8000N

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11500.0 E
1800.0Y
1600.0Y
1400.0Y
1200.0Y
1000.0Y
AU_ASSAY
0.01000 - 0.03000
0.03000 - 0.06000
0.06000 - 0.10000
0.10000 - 1000.00000

Goldtooth Underground
Section 8500N

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: June 3, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer